As filed with the Securities and Exchange Commission on November 24, 2006
Registration No. 333-138781

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Odyssey Re Holdings Corp.
(Exact name of registrant as specified in its charter)

Delaware	6331	52-2301683
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

300 First Stamford Place, Stamford, Connecticut 06902
(203) 977-8000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Donald L. Smith, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place, Stamford, Connecticut 06902
(203) 977-8000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Christopher J. Cummings, Esq. Shearman & Sterling LLP 599 Lexington Avenue, New York, New York 10022 (212) 848-4000	Peter J. Gordon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue, New York, New York 10017 (212) 455-2000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2006
Prospectus
Odyssey Re Holdings Corp.
9,000,000 Common Shares

        All of the common shares in this offering are being sold by the selling shareholders named in this prospectus. We will not receive any proceeds from any sale of shares by the selling shareholders.
      The selling shareholders are subsidiaries of Fairfax Financial Holdings Limited. As of November 24, 2006, Fairfax Financial Holdings Limited, directly and through its subsidiaries, owned 52,564,400, or approximately 73.9%, of our issued and outstanding common shares.
      Our common shares trade on the New York Stock Exchange under the symbol “ORH.” On November 24, 2006, the last reported sale price of our common shares on the NYSE was $38.02.
      Investing in our common shares involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

	Per Share	Total

Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling shareholders, before expenses	$	$

      The selling shareholders will grant the underwriters an option to purchase up to 1,350,000 additional common shares to cover over-allotments.
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
      The shares will be delivered to investors on or about                     , 2006.

Citigroup	Wachovia Securities

UBS Investment Bank

Ferris, Baker Watts	Keefe, Bruyette & Woods
            Incorporated

BMO Capital Markets	Dowling & Partners Securities	Scotia Capital

Fox-Pitt, Kelton	Sandler O’Neill + Partners, L.P.
The date of this prospectus is                     , 2006.

      You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. Neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, or any documents incorporated by reference herein, is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.
      Unless the context requires otherwise or otherwise as expressly stated, the terms “we,” “our,” “us,” “OdysseyRe” and the “Company” refer to Odyssey Re Holdings Corp., a Delaware corporation, and its consolidated subsidiaries. “Fairfax” refers to Fairfax Financial Holdings Limited.

i

      THE REGISTRATION STATEMENT CONTAINING THIS PROSPECTUS, INCLUDING THE EXHIBITS TO THE REGISTRATION STATEMENT, PROVIDES ADDITIONAL INFORMATION ABOUT US AND THE SECURITIES OFFERED UNDER THIS PROSPECTUS. THE REGISTRATION STATEMENT, INCLUDING THE EXHIBITS, CAN BE READ AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE OR AT THE SECURITIES AND EXCHANGE COMMISSION OFFICE MENTIONED UNDER THE HEADING “WHERE YOU CAN FIND MORE INFORMATION.”
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information, or obtain copies of the information by mail, at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, DC 20549
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like OdysseyRe, that file electronically with the SEC. The address of the site is www.sec.gov.
      You can also inspect reports, proxy statements and other information about OdysseyRe at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus.
      On October 16, 2006, we filed a Form 10-K/ A to amend our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 31, 2006. The Form 10-K/ A was filed to reflect the restatement of our consolidated financial statements as of and for the years ended December 31, 2001 through 2005, and the notes related thereto, as discussed in the Form 10-K/ A, including in the section entitled “Second Restatement” in Note 2 to the Consolidated Financial Statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.
      The following documents, which have been filed by us with the SEC, are incorporated by reference into this prospectus:

•	Current Report on Form 8-K filed on July 27, 2006 (not including information furnished to the SEC under Item 2.02 of Form 8-K) disclosing our determination to restate our financial results for the years 2001 through 2005, as well as our results for the three months ended March 31, 2006, and that our then previously published financial statements for those periods should therefore no longer be relied upon;

•	Current Reports on Form 8-K filed on February 10, 2006 (not including information furnished to the SEC under Item 2.02 of Form 8-K), February 28, 2006, March 15, 2006, March 22, 2006, May 2, 2006, July 12, 2006, July 25, 2006, August 9, 2006, August 25, 2006 and November 24, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006;

•	Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2005 filed on October 16, 2006, or the Form 10-K/ A, (including information specifically incorporated by reference into such Annual Report from our Proxy Statement related to our annual general meeting held on April 28, 2006) amending our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 31, 2006;

ii

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (restated in Note 14 of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006);

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 31, 2006 (including information specifically incorporated by reference into such Annual Report from our Proxy Statement related to our annual general meeting held on April 28, 2006); and

•	The description of our common shares that is contained in our Registration Statement on Form 8-A filed on June 8, 2001.
      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Investor Relations
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
Tel: (203) 977-8000
      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.
      You may also obtain these filings from our website at www.odysseyre.com. Except for the documents specifically incorporated by reference in the prospectus, the information contained on our website does not constitute a part of this prospectus.

iii

SUMMARY
      This summary is not complete and does not contain all of the information that you should consider before buying our common shares. You should read the entire prospectus carefully, including in particular the section entitled “Risk Factors” beginning on page 5 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus before making an investment decision.
Odyssey Re Holdings Corp.
Overview
      We are a leading U.S. based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer both treaty and facultative reinsurance to property and casualty insurers and reinsurers. We also write insurance business in the United States and London.
      Our global presence is established through 13 offices, with principal locations in the United States, London, Paris, Singapore and Latin America. We had gross premiums written of $1.8 billion for the nine months ended September 30, 2006 and $2.6 billion for the year ended December 31, 2005. Our shareholders’ equity as of September 30, 2006 was $2.0 billion. Reinsurance represented 70% and 71% of our gross premiums written for the nine months ended September 30, 2006 and full year 2005, respectively, with primary insurance representing the balance.
      The United States is our largest market, generating 53.9% and 55.2% of our gross premiums for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, with the balance comprised of international business. Across our operations, for the nine months ended September 30, 2006, 56.9% of our gross premiums written were generated from casualty business, 33.7% from property business and 9.4% from specialty classes, including marine and aviation and surety and credit.
      Our operations are managed through four divisions: Americas, EuroAsia, London Market and U.S. Insurance. The Americas division is comprised of our reinsurance operations in the United States, Canada and Latin America. The Americas division primarily writes treaty property, general casualty, specialty casualty, surety, and facultative casualty reinsurance business, primarily through reinsurance brokers. The EuroAsia division, headquartered in Paris, writes primarily treaty and facultative property reinsurance. Our London Market division operates through three distribution channels, Newline at Lloyd’s and Newline Insurance Company Limited, where the business focus is casualty insurance, and our London branch, which focuses on worldwide property and casualty reinsurance. The U.S. Insurance division writes specialty insurance in the United States, including medical malpractice, professional liability and non-standard personal auto. The table below illustrates gross premiums written by division for the nine months ended September 30, 2006 and the year ended December 31, 2005.

	Nine Months Ended		Year Ended
	September 30, 2006		December 31, 2005

	$	%	$	%

	(In thousands)
Americas	$716,637	39.9%	$1,130,512	43.1%
EuroAsia	430,272	23.9	543,761	20.7
London Market	272,326	15.2	431,665	16.4
U.S. Insurance	377,607	21.0	520,982	19.8

Total	$1,796,842	100.0%	$2,626,920	100.0%

      We principally provide reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors’ and officers’ liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners’ coverage.
      While we distribute reinsurance both through brokers and directly to our customers in international markets, our business is primarily produced through reinsurance brokers in the United States. This dual channel distribution system provides us with the flexibility to meet the specific needs of our customers and respond to changing market conditions and competitive dynamics in local markets.
      Odyssey Re Holdings Corp. was incorporated on March 21, 2001 in the state of Delaware. In June 2001, we completed our initial public offering. Prior to our initial public offering, we were wholly owned by Fairfax, a publicly traded Canadian financial services company. As of November 24, 2006, Fairfax owned, directly and through its subsidiaries, approximately 73.9% of our common shares.
      Following is a summary of our principal operating subsidiaries:

•	Odyssey America Reinsurance Corporation (“Odyssey America”), a Connecticut property and casualty reinsurance company, is a direct subsidiary of the Company and is our principal reinsurance subsidiary. Odyssey America underwrites reinsurance on a worldwide basis.

•	Odyssey UK Holdings Corp. (“UK Holdings”), a subsidiary of Odyssey America, is a holding company with several wholly-owned operating subsidiaries, including Newline Underwriting Management Ltd., through which it owns and manages Newline Syndicate 1218 at Lloyd’s (collectively, “Newline”).

•	Clearwater Insurance Company (“Clearwater”), a Delaware company, is a direct subsidiary of Odyssey America. Clearwater holds active insurance licenses in 43 states.

•	Hudson Insurance Company (“Hudson”), a Delaware company, is a direct subsidiary of Clearwater. Hudson serves as the principal platform for our specialty insurance business and holds active insurance licenses in 48 states.

•	Hudson Specialty Insurance Company (“Hudson Specialty”), a New York company, is a direct subsidiary of Clearwater and is an eligible surplus lines insurer in 39 states.

•	Clearwater Select Insurance Company (“Clearwater Select”), a Delaware company, is a direct subsidiary of Clearwater. Clearwater Select operates as an additional primary insurer in the Hudson group of companies and is widely licensed throughout the United States.
Business Strategy
      Our objective is to build shareholder value by achieving an average annual growth in book value per share of 15% over the long-term by focusing on underwriting profitability and generating superior investment returns. Our compounded annual growth in book value per share from December 31, 2001, the year the Company became publicly traded, to September 30, 2006 was 18.5%. We intend to continue to achieve our objective through:

•	Adhering to a strict underwriting philosophy. We emphasize disciplined underwriting over premium growth, concentrating on carefully selecting the risks we reinsure and determining the appropriate price for such risks. We seek to achieve our principal objective of attracting and retaining high quality business by managing our diverse operations with strong elements of central control.

•	Increasing our position in specialty insurance business. We intend to continue expanding our specialty insurance business by emphasizing underserved market segments or classes of business.

•	Pursuing attractive lines of business. We seek to take advantage of opportunities to write new lines of business or expand existing classes of business, based on market conditions and expected profitability. We expect to expand our position over time in domestic and international markets by delivering high quality service through maintaining a local presence in the markets that we serve.

•	Maintaining our commitment to financial strength and security. We are committed to maintaining a strong and transparent balance sheet. We will sustain financial flexibility through maintaining prudent operating and financial leverage and investing our portfolio in high quality fixed income securities and value-oriented equity securities.

•	Achieve superior returns on invested assets. We manage our investments using a total return philosophy, seeking to maximize the economic value of our investments, as opposed to current income. We apply a long-term value-oriented philosophy to optimize the total returns on our invested assets consistent with the risk profile of the assets.
Lines of Business
      Our reinsurance operations primarily consist of the following lines of business:

•	Casualty. Our casualty business includes a broad range of specialty casualty products, including professional liability, directors’ and officers’ liability, excess and surplus lines, workers’ compensation and accident and health, as well as general casualty products, including general liability, and auto liability and personal accident coverages written on both a treaty proportional and excess of loss basis as well as on a facultative basis.

•	Property. Our property business includes reinsurance coverage to insurers for property damage or business interruption losses covered in industrial and commercial property and homeowners’ policies. This business is written on a treaty proportional and excess of loss basis. Outside the U.S., we also write property reinsurance on a facultative basis. Property reinsurance contracts are generally “all risk” in nature. Our most significant exposure is typically to losses from windstorms and earthquakes, although we are also exposed to losses from events as diverse as freezes, riots, floods, industrial explosions, fires, hail and a number of other loss events. Our property reinsurance treaties generally exclude certain risks such as losses resulting from acts of war, nuclear, biological and chemical contamination, radiation and environmental pollution.

•	Marine and Aerospace. We provide reinsurance protection for marine hull, cargo, transit and offshore oil and gas operations on a proportional and non-proportional basis. We also provide specialized reinsurance protection in airline, general aviation and space insurance business primarily on a non-proportional basis.

•	Surety and Credit. Credit reinsurance, written primarily on a proportional basis, provides coverage to commercial credit insurers and the surety line relates primarily to bonds and other forms of security written by specialized surety insurers.
      Our insurance operations primarily consist of the following lines of business:

•	Medical Malpractice. Our medical malpractice business primarily provides coverage for group and individual physicians and small and medium sized hospital accounts. We offer commercial general liability in conjunction with medical malpractice coverage.

•	Professional Liability. Our professional liability business primarily consists of architects, engineers, environmental consultants and media professionals, as well as coverage for directors’ and officers’ liability.

•	Non-Standard Personal and Commercial Automobile. Our non-standard private passenger automobile book is primarily focused on California, Florida and to a lesser extent, New York. Our specialty commercial automobile book consists primarily of off-duty liability for truckers, short-term automobile rentals and regional waste haulers on the west coast.

•	Specialty Liability. Our specialty liability business primarily focuses on casualty risks in the excess and surplus markets. Our target classes include mercantile, manufacturing and building/premises, with particular emphasis on commercial and consumer products miscellaneous general liability and other niche markets. We also provide occupational benefit coverages targeted to federally recognized tribes.

•	Property and Package. Our property & package business is primarily focused on New York commercial property. Also included are risks of restaurant franchisees written throughout the United States.
      Our principal executive offices are located at 300 First Stamford Place, Stamford, Connecticut 06902.
Recent Developments
      On November 24, 2006, we announced that Patrick W. Kenny has been elected to our Board of Directors and appointed to our Audit, Compensation, and Transaction Review committees and that Frank B. Bennett has resigned from our Board of Directors, effective November 24, 2006.
The Offering

Issuer	Odyssey Re Holdings Corp.

Common shares offered by the selling shareholders	9,000,000 shares

Over-allotment option	1,350,000 shares

Total common shares outstanding prior to and after this offering(1)	71,166,550 shares

Net proceeds	The net proceeds from this offering to the selling shareholders will be approximately $ million, after deducting the underwriting discounts and commissions.

Dividend policy	Our Board of Directors has established a policy of declaring quarterly cash dividends on our common shares. As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries to pay dividends to our securityholders and to service our debt. Amounts payable to us without the prior approval of applicable state insurance departments are limited by state insurance law.

Use of proceeds	All the proceeds from the sale of common shares covered by this prospectus will go to the selling shareholders. We will not receive any proceeds from the sale of common shares by the selling shareholders.

New York Stock Exchange symbol	ORH

Risk factors	See “Risk Factors” beginning on page 5 and the other information in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common shares.

(1)	The number of common shares outstanding is based on the number of common shares outstanding as of November 13, 2006. This number of shares excludes 673,531 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $19.76 per share and 1,103,102 shares that are issuable as of November 13, 2006 upon the conversion of our 4.375% convertible senior debentures due 2022.

RISK FACTORS
      The following are some of the risks associated with our business. You should also refer to the other information in or incorporated by reference into this prospectus, including the financial statements and accompanying notes thereto incorporated by reference in this prospectus.
Risks Relating to Our Business

Our actual claims may exceed our claim reserves, causing us to incur losses we did not anticipate.
      Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates on new business and our reserves may be inadequate to cover losses on existing business, which could have a material adverse effect on our financial condition or reduce our net income.
      As of September 30, 2006, we had net unpaid losses and loss adjustment expense reserves of $4,363.4 million. For the nine months ended September 30, 2006 and 2005, we incurred losses and loss adjustment expenses of $1,122.3 million and $1,518.6 million, respectively. We incurred losses and loss adjustment expenses of $2,061.6 million, $1,631.1 million and $1,336.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.
      Reinsurance and insurance claim reserves represent estimates, involving actuarial and statistical projections at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. The process of establishing loss reserves is complex and imprecise because it is subject to variables that are influenced by significant judgmental factors. We utilize both proprietary and commercially available actuarial models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements.
      In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under our reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period or our financial condition.
      Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies.

Unpredictable natural and man-made catastrophic events could cause unanticipated losses and reduce our net income.
      Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as acts of war, terrorist attacks, explosions and riots. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Most of our past catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance or reinsurance.

      Insurance companies are not permitted to reserve for a catastrophe unless it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations and financial condition. It is possible that our models have not adequately captured some catastrophe risks or other risks. We believe it is impossible to completely eliminate our exposure to unforeseen or unpredictable events.

If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.
      Third party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. In the event our companies were to be downgraded by any or all of the rating agencies, some of our business would be subject to provisions which could cause, among other things, early termination of contracts, or a requirement to post collateral at the direction of our counterparty. We cannot precisely estimate the amount of premium that would be at risk to such a development, or the amount of additional collateral that might be required to maintain existing business, as these amounts would depend on the particular facts and circumstances at the time, including the degree of the downgrade, the time elapsed on the impacted in-force policies, and the effects of any related catastrophic event on the industry generally. We cannot assure you that our premiums would not decline, or that our profitability would not be affected, perhaps materially, following a ratings downgrade.
      Our principal operating subsidiaries maintain a rating of “A” (Excellent) from A.M. Best, an “A-” (Strong), outlook negative, counterparty credit and financial strength rating from Standard & Poor’s and an “A3” (Good Financial Security) financial strength rating from Moody’s. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers.
      The ratings by these agencies of our principal operating subsidiaries may be based on a variety of factors, many of which are outside of our control, including, but not limited to, the financial condition of Fairfax and its other subsidiaries and affiliates, the financial condition or actions of parties from which we have obtained reinsurance and factors relating to the sectors in which we or they conduct business, and the statutory surplus of our operating subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to us. A downgrade of any of the debt or other ratings of Fairfax, or of any of Fairfax’s other subsidiaries or affiliates, or a deterioration in the financial markets’ view of any of these entities, could have a negative impact on our ratings.
      Following our announcement on March 16, 2006 that the filing of our Annual Report on Form 10-K would be delayed in connection with the restatement of our consolidated financial results, Standard & Poor’s placed on CreditWatch with negative implications our counterparty credit, senior unsecured debt and preferred stock ratings and the financial strength ratings of our principal operating subsidiaries. In addition, Moody’s revised from “stable” to “negative” the outlook for our senior debt and preferred stock and the insurance financial strength ratings of our principal operating subsidiaries. Further, A.M. Best placed under review with negative implications our debt ratings and the financial strength ratings of our principal operating subsidiaries. Following the March 31, 2006 filing of our Annual Report on Form 10-K, Standard & Poor’s, Moody’s and A.M. Best Company removed our ratings from “CreditWatch with negative implications,” “negative outlook” and “under review with negative implications, respectively, and affirmed the financial strength ratings of our principal operating subsidiaries at “A-” (Strong), “A3” (Good Financial Security) and “A” (Excellent), respectively.
      On July 28, 2006, Standard & Poor’s placed several of its ratings of Fairfax and its subsidiaries on CreditWatch with negative implications. The ratings on CreditWatch include the “BBB-” counterparty credit and “BB” preferred stock rating of OdysseyRe, and the “A-” counterparty credit and financial strength ratings of its subsidiaries. These negative implications include our counterparty credit, senior unsecured debt and preferred stock and the financial strength ratings of our principal operating subsidiaries.
      On October 25, 2006, Standard & Poor’s removed from CreditWatch with negative implications several of its ratings of Fairfax and its subsidiaries. The “A-” counterparty credit and financial strength ratings of OdysseyRe’s subsidiaries were affirmed and placed on outlook negative. The “BBB-” counterparty credit rating and “BB” preferred stock ratings on OdysseyRe were also affirmed and placed on outlook negative.

Management has identified material weaknesses in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results.
      In connection with the restatement of our financial results announced on February 10, 2006, management determined that we did not maintain effective controls over the accounting for complex reinsurance transactions, which constitutes a material weakness. In connection with the restatement of our financial results announced on July 27, 2006, management determined that we did not maintain effective controls, review procedures and communications related to investment accounting to ensure conformity with generally accepted accounting principles, which also constitutes a material weakness. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of these material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2005. In addition, management has concluded that our disclosure controls and procedures were not effective at December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006. See “Part II, Item 9A. Controls and Procedures” in our Annual Report on Form 10-K/ A for the year ended December 31, 2005 and “Part I, Item 4. Controls and Procedures” in each of our 2006 quarterly filings incorporated herein by reference.
      If actions to remediate these material weaknesses are not successfully implemented, if other material weaknesses are identified in the future, or if we otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results, which could have a material adverse effect on our business and prospects.

Uncertainty related to our estimated losses for Hurricanes Katrina, Rita and Wilma may materially impact our financial results.
      Our consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 include pre-tax underwriting losses of $44.1 million and $436.0 million, respectively, from Hurricanes Katrina, Rita and Wilma. These loss estimates represent our best estimate based on the most recent information available. We used various approaches in estimating these losses, including a detailed review of exposed contracts and information from ceding companies. As additional information becomes available, such estimates may be revised, potentially resulting in adverse effects to our financial results. The extraordinary nature and scale of these losses, including legal and regulatory implications, adds substantial uncertainty and complexity to the estimating process. Considerable time may elapse before the adequacy of our estimates can be determined. Because we have limited retrocessional protection remaining should these losses prove to be greater than currently estimated, any further deterioration in losses will directly impact our financial results.
      Our estimates are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to flood as opposed to other perils such as wind, fire or riot and civil commotion. The underlying policies generally contain exclusions for flood damage; however, water damage caused by wind may be covered. We expect that causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.

      Our actual losses from Hurricanes Katrina, Rita and Wilma may vary materially from our estimates as a result of, among other things, an increase in industry insured loss estimates, the receipt of additional information from clients, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed, the contingent nature of business interruption exposures, and inflation in repair costs due to the limited availability of labor and materials, in which case our financial results could be further materially adversely affected. In addition, actual losses may increase if our reinsurers fail to meet their obligations.

If we are unable to realize our investment objectives, our business, financial condition or results of operations may be adversely affected.
      Investment returns are an important part of our overall profitability and our operating results depend in part on the performance of our investment portfolio. Accordingly, fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. We derive our investment income from interest and dividends, together with realized gains on the sale of investment assets. The portion derived from realized gains generally fluctuates from year to year. For the nine months ended September 30, 2006 and 2005, net realized gains comprised 28.5% and 29.9%, respectively, of our total investment income (including realized gains and losses). For the years ended December 31, 2005, 2004 and 2003, net realized gains accounted for 21.4%, 42.6% and 62.4%, respectively, of our total investment income. Realized gains are typically a less predictable source of investment income than interest and dividends, particularly in the short term.
      The return on our portfolio and the risks associated with our investments are also affected by our asset mix, which can change materially depending on market conditions. Investments in cash or short-term investments generally produce a lower return than other investments. As of September 30, 2006 and December 31, 2005, 46.5%, or $3.2 billion, and 28.9%, or $1.7 billion, respectively, of our invested assets were held in cash and short-term investments pending our identifying suitable opportunities for reinvestment in line with our long-term value-oriented investment philosophy.
      The volatility of our claims submissions may force us to liquidate securities, which may cause us to incur capital losses. If we structure our investments improperly relative to our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from an other than temporary decline in value could significantly decrease our assets, thereby affecting our ability to conduct business.
      Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

Investigations by U.S. government authorities may adversely affect us.
      On September 7, 2005, we announced that we had been advised by Fairfax, our majority shareholder, that it had received a subpoena from the SEC requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax and any of its affiliates, which included OdysseyRe. The United States Attorney’s Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena, and is participating in the investigation into these matters. In addition, we provided information and made a presentation to the SEC and the U.S. Attorney’s office relating to the restatement of our financial results announced by us on February 9, 2006 and responded to questions with respect to transactions that were part of the restatement. We are cooperating fully in addressing our obligations under this subpoena. Fairfax, and Fairfax’s chairman and chief executive officer, V. Prem Watsa, who is also the chairman of OdysseyRe, have received subpoenas from the SEC in connection with the answer to a question on Fairfax’s February 10, 2006 investor conference call concerning the review of Fairfax’s finite contracts. Our independent registered public accountants and our chief financial officer prior to March 2005 have each received a subpoena relating to the above matters.
      This inquiry is ongoing, and we continue to comply with requests from the SEC and the U.S. Attorney’s office. We cannot assure you that we will not be subject to further requests or other regulatory proceedings of a similar kind. It is possible that other governmental and enforcement agencies will seek to review this information as well, or that we, or other parties with whom we interact, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
      At the present time, we cannot predict the outcome of these matters or the ultimate effect on our consolidated financial statements, which effect could be material and adverse. The financial cost to us to address these matters has been and is likely to continue to be significant. We expect that these matters will continue to require significant management attention, which could divert management’s attention away from our business. Our business, or the market price for our securities, also could be materially adversely affected by negative publicity related to this inquiry or similar proceedings, if any.

Certain business practices of the insurance industry have become the subject of investigations by government authorities and the subject of class action litigation.
      Recently, the insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the alleged illegal tying of the placement of insurance business to the purchase of reinsurance, and the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. We have received inquiries and informational requests from insurance departments in certain states in which our insurance subsidiaries operate. We cannot predict at this time the effect that current investigations, litigation and regulatory activity will have on the reinsurance industry or our business. Our involvement in any investigations and related lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts. In addition, we could be materially adversely affected by the negative publicity for the insurance industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings. It is possible that these investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases our costs of doing business or requires us to alter aspects of the manner in which we conduct our business.

We operate in a highly competitive environment which could make it more difficult for us to attract and retain business.
      The reinsurance industry is highly competitive. We compete, and will continue to compete, with major United States and non-United States reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the reinsurance market or existing reinsurers that may be planning to raise additional capital. Competition in the types of reinsurance business that we underwrite is based on many factors, including premiums charged and other terms and conditions offered, services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business.
      We also are aware that other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.
      Our primary insurance is a business segment that is growing, and the primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to our primary insurance business. Our business plans for these business units could be adversely impacted by the loss of primary insurance business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain business.

Emerging claim and coverage issues could adversely affect our business.
      Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. With respect to our casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wordings.
      The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages, and in particular our casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. Our exposure to this uncertainty will grow as our “long-tail” casualty businesses grow, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically “short-tail.” In addition, we could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claim handling and other practices.

If our current and potential customers change their requirements with respect to financial strength, claims paying ratings or counterparty collateral requirements, our profitability could be adversely affected.
      Insureds, insurers and insurance and reinsurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, the rating of a company purchasing reinsurance may be affected by the rating of its reinsurer. For these reasons, credit committees of insurance and reinsurance companies regularly review and in some cases revise their requirements with respect to the insurers and reinsurers from whom they purchase insurance and reinsurance.
      If one or more of our current or potential customers were to raise their minimum required financial strength or claims paying ratings above the ratings held by us or our insurance and reinsurance subsidiaries, or if they were to materially increase their collateral requirements, the demand for our products could be reduced, our premiums could decline, and our profitability could be adversely affected.

Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products.
      Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance.

A change in demand for reinsurance and insurance could lead to reduced premium rates and less favorable contract terms, which could reduce our net income.
      Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. In addition, the larger insurers created by the consolidation discussed above may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.
      General pricing across the industry and other terms and conditions have become less favorable than they have been in the recent past, the degree to which varies by class of business and region. All of these factors can reduce our profitability and we have no way to determine to what extent they will impact us in the future.

Fairfax Financial Holdings Limited owns a majority of our common shares and can determine the outcome of our corporate actions requiring board or shareholder approval.
      Fairfax beneficially owned, directly and through wholly owned subsidiaries, approximately 73.9% of our outstanding common shares as of November 24, 2006. Consequently, Fairfax can determine the outcome of our corporate actions requiring board or shareholder approval, such as:

•	appointing officers and electing members of our Board of Directors;

•	adopting amendments to our charter documents; and

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.
      In addition, Fairfax has provided us, and continues to provide us, with certain services for which it receives customary compensation. Through various subsidiaries, Fairfax engages in the business of underwriting insurance as well as other financial services; and from time to time, we may engage in transactions with those other businesses in the ordinary course of business under market terms and conditions. All of our directors other than Andrew Barnard, Peter Bennett and Paul Wolff also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its other subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.
      Fairfax has stated that it intends to retain control of us. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion. In order to retain control, Fairfax may decide not to enter into a transaction in which our shareholders would receive consideration for their shares that is much higher than the cost of their investment in our common shares or the then current market price of our common shares.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.
      Our capital requirements depend on many factors, including our ability to write business, and rating agency capital requirements. To the extent that our existing capital is insufficient to meet these requirements, we may need to raise additional funds through financings. Any financing, if available at all, may be on terms that are not favorable to us. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.

Failure to comply with the covenants in our debt agreements could have an adverse effect on our financial condition.
      The current agreements governing our $150 million bank credit facility and our 7.49% senior notes due November 30, 2006 (of which $40.0 million in principal amount remained outstanding as of September 30, 2006) contain certain covenants that limit our ability to, among other things, borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specific financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility or our noteholders could declare a default and demand immediate repayment of all amounts owed to them.

We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.
      We are a holding company, and our principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America Reinsurance Corporation. If we are unable to receive dividends from our operating subsidiaries, or if they are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See “Item 1. Business — Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends” in our Annual Report on Form 10-K/ A for the year ended December 31, 2005 incorporated herein by reference.

Our business could be adversely affected by the loss of one or more key employees.
      We are substantially dependent on a small number of key employees, in particular Andrew Barnard, R. Scott Donovan and Michael Wacek. We believe that the experience and reputations in the reinsurance industry of Messrs. Barnard, Donovan and Wacek are important factors in our ability to attract new business. We have entered into employment agreements with Messrs. Barnard, Donovan and Wacek. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Barnard, Mr. Donovan or Mr. Wacek or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.

Our business is primarily dependent upon a limited number of unaffiliated reinsurance brokers and the loss of business provided by them could adversely affect our business.
      We market our reinsurance products worldwide primarily through reinsurance brokers, as well as directly to our customers. Five reinsurance brokerage firms accounted for 61.4% of our reinsurance gross premiums written for the nine months ended September 30, 2006. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

Our reliance on payments through reinsurance brokers exposes us to credit risk.
      In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

We may be adversely affected by foreign currency fluctuations.
      Our functional currency is the United States dollar. A portion of our premiums are written in currencies other than the United States dollar and a portion of our loss reserves are also in foreign currencies. Moreover, we maintain a portion of our investments in currencies other than the United States dollar. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.

We may not be able to alleviate risk successfully through retrocessional arrangements or reinsurance agreements and we are subject to credit risks with respect to our retrocessionaires and reinsurers.
      We attempt to limit our risk of loss through retrocessional arrangements, reinsurance agreements with other reinsurers referred to as retrocessionaires. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. We cannot be sure that retrocessional coverage will continue to be available to us on acceptable terms, or at all, in the future. As a result, we may not be able to successfully alleviate risk through retrocessional arrangements. In addition, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the companies we reinsured.
      We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. A reinsurer’s insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreements with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain available to us to the same extent and on the same terms as are currently available.

The growth of our primary insurance business, which is regulated more comprehensively than reinsurance, increases our exposure to adverse political, judicial and legal developments.
      Hudson, which writes insurance in 44 states and the District of Columbia on an admitted basis, is subject to extensive regulation under state statutes that delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors, and relates to such matters as: rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. We could be required to allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation. We plan to grow Hudson’s business and, accordingly, expect our regulatory burden to increase.

Our utilization of program managers and other third parties to support our business exposes us to operational and financial risks.
      Our primary insurance operations rely on program managers, and other agents and brokers participating in our programs, to produce and service a substantial portion of our business in this segment. In these arrangements, we typically grant the program manager the right to bind us to newly issued insurance policies, subject to underwriting guidelines we provide and other contractual restrictions and obligations. Should our managers issue policies that contravene these guidelines, restrictions or obligations, we could nonetheless be deemed liable for such policies. Although we would intend to resist claims that exceed or expand on our underwriting intention, it is possible that we would not prevail in such an action, or that our program managers would be unable to substantially indemnify us for their contractual breach. We also rely on our managers, or other third parties we retain, to collect premiums and to pay valid claims. This exposes us to their credit and operational risk, without necessarily relieving us of our obligations to potential insureds. We could also be exposed to potential liabilities relating to the claims practices of the third party administrators we have retained to manage claims activity that we expect to arise in our program operations. Although we have implemented monitoring and other oversight protocols, we cannot assure you that these measures will be sufficient to alleviate all of these exposures.
      We are also subject to the risk that our successful program managers will not renew their programs with us. Our contracts are generally for defined terms of as little as one year, and either party can cancel the contract in a relatively short period of time. We cannot assure you that we will retain the programs that produce profitable business or that our insureds will renew with us. Failure to retain or replace these producers would impair our ability to execute our growth strategy, and our financial results could be adversely affected.

Our business could be adversely affected as a result of political, regulatory, economic or other influences in the insurance and reinsurance industries.
      The insurance industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal and state legislatures have periodically considered programs to reform or amend the United States insurance system at both the federal and state level. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States.
      Changes in current insurance regulation may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.
      Such changes could cause us to make unplanned modifications of products or services, or may result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.
      Increasingly, governmental authorities in both the U.S. and worldwide appear to be interested in the potential risks posed by the reinsurance industry as a whole, and to commercial and financial systems in general. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, we believe it is likely there will be increased regulatory intervention in our industry in the future.
      For example, we could be adversely affected by governmental or regulatory proposals that:

•	provide insurance and reinsurance capacity in markets and to consumers that we target;

•	require our participation in industry pools and guaranty associations;

•	mandate the terms of insurance and reinsurance policies; or

•	disproportionately benefit the companies of one country or jurisdiction over those of another.

Our computer and data processing systems may fail or be perceived to be insecure, which could adversely affect our business and damage our customer relationships.
      Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to process and make claims payments. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business results.
      Our insurance may not adequately compensate us for material losses that may occur due to disruptions in our service as a result of computer and data processing systems failure. We do not maintain redundant systems or facilities for all of our services.
      In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

We could be adversely affected if the Terrorism Risk Insurance Act of 2002 is not renewed beyond 2007 or is adversely amended.
      In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attack, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law initially established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers. Although TRIA recently has been modified and extended through 2007, it is possible that TRIA will not be renewed beyond 2007, or could be adversely amended, which could adversely affect the insurance and reinsurance industry if a material subsequent event occurred. Given these uncertainties, we are currently unable to determine with certainty the impact that TRIA’s amendment or non-renewal could have on us.
Risks Related to Our Common Shares

Because our controlling shareholder intends to retain control, you may be unable to realize a gain on your investment in our common shares in connection with an acquisition bid.
      Fairfax, directly and through its wholly owned subsidiaries, TIG Insurance Group, TIG Insurance Company, ORH Holdings Inc., United States Fire Insurance Company and Fairfax Inc., owned approximately 73.9% of our outstanding common shares as of November 24, 2006. Consequently, Fairfax is in a position to determine the outcome of corporate actions requiring board or shareholder approval, including:

•	appointing officers and electing members of our Board of Directors;

•	adopting amendments to our charter documents; and

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.
      All of our directors other than Andrew Barnard, Peter Bennett and Paul Wolff also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.
      Fairfax has stated that it intends to retain control of us. In order to retain control, Fairfax may decide not to enter into a transaction in which our shareholders would receive consideration for their shares that is much higher than the cost of their investment in our common shares or the then current market price of our common shares. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.

Significant fluctuation in the market price of our common shares could result in securities class action claims against us.
      Significant price and value fluctuations have occurred with respect to the securities of insurance and insurance-related companies. Our common share price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

Provisions in our charter documents and Delaware law may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common shares.
      Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that a shareholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example,

•	authorizing the issuance of preferred shares, the terms of which may be determined at the sole discretion of our Board of Directors;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at meetings; and

•	providing that special meetings of shareholders may be called only by our Board of Directors, the chairman of our Board of Directors, our president or our secretary.
      These provisions apply even if the offer may be considered beneficial by some of our shareholders. If a change in management or a change of control is delayed or prevented, the market price of our common shares could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      In connection with, and because we desire to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward-looking statements contained in this prospectus. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act.
      We have included in this prospectus, and from time to time our management may make, written or oral statements that may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus and the documents incorporated by reference herein, include, but are not limited to:

•	a reduction in net income if our loss reserves are insufficient;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

•	risks related to our ability to maintain effective internal controls over financial reporting;

•	uncertainty related to estimated losses from recent catastrophes, including Hurricanes Katrina, Rita and Wilma;

•	an inability to realize our investment objectives;

•	the risk that the current governmental investigations or related proceedings involving us might impact us adversely;

•	the risk that ongoing regulatory developments will disrupt our business or mandate changes in industry practices in a fashion that increases our costs or requires us to alter aspects of the way we conduct our business;

•	a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

•	emerging claim and coverage issues, which could expand our obligations beyond the amount we intend to underwrite;

•	a change in the requirements of one or more of our current or potential customers relating to counterparty financial strength, claims-paying ratings, or collateral requirements;

•	actions of our competitors, including industry consolidation, and increased competition from alternative sources of risk management products, such as the capital markets;

•	risks relating to our controlling shareholder’s ability to determine the outcome of our corporate actions requiring board or shareholder approval;

•	risks relating to our ability to raise additional capital if it is required;

•	risks related to covenants in our debt agreements;

•	our inability to access our subsidiaries’ cash;

•	loss of services of any of our key employees;

•	risks related to our use of reinsurance brokers;

•	changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio;

•	failure of our reinsurers to honor their obligations to us;

•	risks associated with the growth of our specialty insurance business and the development of our infrastructure to support this growth;

•	operational and financial risks relating to our utilization of program managers, third-party administrators, and other vendors to support our specialty insurance operations;

•	the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

•	risks related to our computer and data processing systems; and

•	acts of war, terrorism or political unrest.
      The words “believe,” “anticipate,” “project,” “expect,” “intend,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described in this prospectus and the documents incorporated by reference herein some important factors that could cause our actual results to differ materially from our expectations, including factors discussed in the section titled “Risk Factors” in this prospectus. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA
      The following table sets forth selected consolidated financial information of OdysseyRe as of and for the periods ended for the dates indicated. The selected generally accepted accounting principles (“GAAP”) consolidated statement of operations data and selected GAAP financial ratios for the years ended December 31, 2005, 2004 and 2003, and the selected GAAP consolidated balance sheet data as of December 31, 2005 and 2004, are derived from our audited consolidated financial statements included in our Form 10-K/A for the year ended December 31, 2005 incorporated by reference in this prospectus. The selected audited GAAP consolidated balance sheet data as of December 31, 2003 is derived from the Selected Financial Data included in our 2005 Form 10-K/A. The selected GAAP consolidated statement of operations data and selected GAAP financial ratios for the nine months ended September 30, 2006 and 2005, and the selected GAAP consolidated balance sheet data as of September 30, 2006, are derived from our unaudited interim consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2006 incorporated by reference in this prospectus, which interim financial statements reflect, in the opinion of management, all normal recurring adjustments considered necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented. The September 30, 2005 balance sheet data is derived from Note 21 of our 2005 Form 10-K/A.
      The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere and incorporated by reference in this prospectus and our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K/ A for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, which are incorporated by reference in this prospectus. Financial information in the table reflects the results of operations and financial position of OdysseyRe.
      We encourage you to read the consolidated financial statements incorporated by reference in this prospectus because they contain our consolidated financial statements for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003. The results of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 are not necessarily indicative of future results.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(In thousands, except per share data)
GAAP Consolidated Statements of Operations Data:
Gross premiums written	$1,796,842	$2,009,268	$2,626,920	$2,650,775	$2,552,340
Net premiums written	1,652,284	1,778,643	2,301,669	2,361,805	2,156,079
Net premiums earned	1,683,431	1,722,815	2,276,820	2,333,511	1,971,924
Net investment income	403,147	164,075	220,092	164,248	134,808
Net realized investment gains	160,873	69,983	59,866	122,024	223,537

Total revenues	2,247,451	1,956,873	2,556,778	2,619,783	2,330,269

Losses and loss adjustment expenses	1,122,290	1,518,556	2,061,611	1,631,106	1,336,047
Acquisition costs	354,527	346,901	470,152	515,856	476,520
Other underwriting expenses	110,809	108,938	146,030	120,765	101,308
Other expense, net	16,411	15,964	27,014	17,153	7,556
Interest expense	28,098	21,992	29,991	25,609	12,656
Loss on early extinguishment of debt	2,403	3,738	3,822	—	—

Total expenses	1,634,538	2,016,089	2,738,620	2,310,489	1,934,087

Income (loss) before income taxes	612,913	(59,216)	(181,842)	309,294	396,182
Federal and foreign income tax provision (benefit)	190,874	(20,775)	(66,120)	104,093	136,900

Net income (loss)	422,039	(38,441)	(115,722)	205,201	259,282
Preferred dividends	(6,163)	—	(1,944)	—	—

Net income (loss) available to common shareholders	$415,876	$(38,441)	$(117,666)	$205,201	$259,282

BASIC
Weighted average common shares outstanding	68,488,404	64,087,642	65,058,327	64,361,535	64,736,830

Basic earnings (loss) per common share	$6.07	$(0.60)	$(1.81)	$3.19	$4.01

DILUTED
Weighted average shares outstanding	72,281,170	64,087,642	65,058,327	69,993,136	70,279,467

Diluted earnings (loss) per common share(1)(2)	$5.77	$(0.60)	$(1.81)	$2.98	$3.73

Selected GAAP Financial Ratios:
Losses and loss adjustment expense ratio	66.7%	88.1%	90.5%	69.9%	67.8%
Underwriting expense ratio	27.6	26.5	27.1	27.3	29.3

Combined ratio	94.3%	114.6%	117.6%	97.2%	97.1%

GAAP Consolidated Balance Sheet Data:
Total investments and cash	$6,801,433	$5,761,146	$5,970,319	$5,124,683	$4,255,062
Total assets	9,000,795	8,407,082	8,646,612	7,555,693	6,454,919
Unpaid losses and loss adjustment expenses	5,153,446	4,929,394	5,117,708	4,224,624	3,399,535
Debt obligations	523,850	469,823	469,155	376,040	376,892
Total shareholders’ equity	2,007,862	1,531,720	1,639,455	1,568,236	1,356,271
Book value per common share(3)	$27.04	$23.53	$22.31	$24.22	$20.87
Dividends per common share(3)	$0.09	$0.09	$0.13	$0.13	$0.11

(1)	The Emerging Issues Task Force (“EITF”) Issue 4-08 “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share,” which is effective for periods ending after December 15, 2004, requires that the dilutive effect of contingently convertible debt securities, with a market price threshold, should be included in diluted earnings per share. The terms of our convertible senior debentures, which were issued in June 2002, (see Note 12 to our consolidated financial statements included in the 2005 Form 10-K/ A which is incorporated herein by reference) meet the criteria defined in EITF Issue 4-08, and accordingly, the effect of conversion of our convertible senior debentures to common shares has been assumed when calculating our diluted earnings per share. The diluted earnings per share for the year ended December 31, 2003 has been restated to conform to the requirements of EITF Issue 4-08. See Notes 3(l) and 5 to our consolidated financial statements included in the 2005 Form 10-K/ A which is incorporated herein by reference.

(2)	Inclusion of restricted common shares, stock options and the effect of the conversion of our convertible debt to common shares would have an anti-dilutive effect on the 2005 diluted earnings per common share (i.e., the diluted earnings per common share would be greater than the basic earnings per common share). Accordingly, such common shares were excluded from the calculations of the 2005 diluted earnings per common share. See Notes 3(l) and 5 to our consolidated financial statements included in the 2005 Form 10-K/ A which is incorporated herein by reference.

(3)	Based on our common shares outstanding of: 69,127,532 as of December 31, 2005; 64,754,978 as of December 31, 2004; 64,996,166 as of December 31, 2003; 70,643,961 as of September 30, 2006; and 65,108,701 as of September 30, 2005.

USE OF PROCEEDS
      All the proceeds from the sale of common shares covered by this prospectus will go to the selling shareholders. We will not receive any proceeds from the sale of common shares by the selling shareholders.
PRICE RANGE OF COMMON SHARES
      The principal United States market on which our common shares are traded is the New York Stock Exchange (“NYSE”). As of October 25, 2006, the approximate number of holders of our common shares, including those whose common shares are held in nominee name, was 11,148. Quarterly high and low sales prices per share of our common shares, as reported by the New York Stock Exchange composite for the quarter ended December 31, 2006 (through November 24, 2006) and each quarter in the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004 are as follows:

Quarter Ended	High	Low

December 31, 2006 (through November 24, 2006)	$38.65	$33.45
September 30, 2006	34.75	24.70
June 30, 2006	26.60	21.23
March 31, 2006	25.41	19.50

December 31, 2005	$26.92	$23.77
September 30, 2005	25.86	23.76
June 30, 2005	25.33	22.50
March 31, 2005	26.01	24.20

December 31, 2004	$25.40	$20.09
September 30, 2004	24.64	21.40
June 30, 2004	27.80	23.57
March 31, 2004	27.14	22.28
DIVIDEND POLICY
      Our Board of Directors has established a policy of declaring quarterly cash dividends on our common shares. We have paid a cash dividend of $0.03125 per common share during each quarter since the fourth quarter of 2003. Prior to the fourth quarter of 2003, we paid a quarterly cash dividend of $0.025 per common share for each quarter beginning with the quarter ended September 30, 2001.
      The declaration and payment of future dividends, if any, by us will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, general business conditions and legal restrictions regarding the payment of dividends by us and other factors which our board may deem relevant.
      As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries to pay dividends to our securityholders and to service our debt. Amounts payable to us without the prior approval of applicable state insurance departments are limited by state insurance law.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2006.
      You should read the information in this table together with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus.

As of
September 30,
2006

(In thousands)
Debt Obligations
7.49% Senior Notes due 2006(1)	$40,133
7.65% Senior Notes due 2013	224,688
6.875% Senior Notes due 2015	124,307
Series B Floating Rate Senior Debentures due 2016	50,000
Series A Floating Rate Senior Debentures due 2021	50,000
4.375% Convertible Senior Debentures due 2022(2)	34,722

Total debt obligations	$523,850

Shareholders’ equity
Preferred shares, $0.01 par value; 200,000,000 shares authorized; 2,000,000 series A shares and 2,000,000 series B shares issued and outstanding	$40
Common shares, $.01 par value; 500,000,000 shares authorized; 70,660,997 shares issued	707
Additional paid-in capital	1,015,281
Treasury shares, at cost (17,036 shares)	(412)
Accumulated other comprehensive income, net of deferred income taxes	43,117
Retained earnings	949,129

Total shareholders’ equity	$2,007,862

(1)	Our 7.49% Senior Notes due 2006 (“7.49% Senior Notes”) will mature on November 30, 2006. We expect to repay our 7.49% Senior Notes at maturity with available cash or with the proceeds of a refinancing transaction, which could include a private placement of $40 million of senior notes.

(2)	As of September 30, 2006, holders of $39.1 million principal value of our 4.375% Convertible Senior Debentures due November 2022 (“Convertible Notes”) have elected to convert such Convertible Notes into 1.8 million common shares. As of September 30, 2006, in accordance with the indenture governing the Convertible Notes, 1.3 million common shares were issued to the converting Convertible Notes holders, resulting in a decrease to Convertible Notes and a corresponding increase to shareholders’ equity of $27.9 million. During October 2006, 0.5 million common shares were issued related to the remaining $11.2 million principal amount of Convertible Notes that were converted. As a result, the Convertible Notes decreased by $11.2 million with a corresponding increase to shareholders’ equity. Subsequent to September 30, 2006, we have not received any conversion notices related to the remaining $23.5 million principal value of Convertible Notes, which could be converted into cash or 1.1 million common shares, or a combination of cash and stock, at our election.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion related to the nine and three months ended September 30, 2006 and 2005, should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K/ A for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, which are incorporated by reference in this prospectus. In addition to historical information, this discussion includes forward-looking information involving risks and assumptions that could cause actual results to differ materially from management’s expectations. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.
Overview
      Odyssey Re Holdings Corp. is a holding company, incorporated in the state of Delaware, which owns all of the common shares of Odyssey America Reinsurance Corporation, its primary operating subsidiary. Odyssey America directly or indirectly owns all of the capital stock of the following companies: Clearwater Insurance Company; Clearwater Select Insurance Company; Odyssey UK Holdings Corporation; Newline Underwriting Management Ltd., which owns and manages Newline Syndicate 1218 at Lloyd’s; Newline Insurance Company Ltd.; Hudson Insurance Company; Hudson Specialty Insurance Company and Napa River Insurance Services, Inc.
      We are a leading United States based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. We also write specialty insurance in the United States.
      Our gross premiums written for the nine months ended September 30, 2006 were $1,796.8 million, a decrease of $212.5 million, or 10.6%, compared to gross premiums written for the nine months ended September 30, 2005 of $2,009.3 million. Our business outside of the United States accounted for 46.1% of our gross premiums written for the nine months ended September 30, 2006, compared to 44.9% for the nine months ended September 30, 2005. For the nine months ended September 30, 2006 and 2005, we had net income available to common shareholders of $415.9 million and a net loss available to common shareholders of $38.4 million, respectively. As of September 30, 2006, we had total assets of $9.0 billion and total shareholders’ equity of $2.0 billion.
      The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the sum of losses and loss adjustment expenses (“LAE”) incurred as a percentage of net premiums earned, plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include investment results. Underwriting profitability is subject to significant fluctuations due to catastrophic events, competition, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio was 94.3% and 95.8% for the nine and three months ended September 30, 2006, respectively, compared to 114.6% and 145.7% for the nine and three months ended September 30, 2005, respectively.
      We operate our business through four divisions: the Americas, EuroAsia, London Market and U.S. Insurance.
      The Americas division writes property and casualty reinsurance on a treaty and facultative basis, in the United States, Canada and Latin America.
      The EuroAsia division consists of our international reinsurance business, which is geographically dispersed, mainly throughout the European Union, followed by Japan, Eastern Europe, the Pacific Rim, and the Middle East.
      The London Market division is comprised of our Lloyd’s of London business, in which we participate through our 100% ownership of Newline, our London branch office and Newline Insurance Company Ltd., our newly formed, London-based insurance company. The London Market division writes insurance and reinsurance business worldwide.
      The U.S. Insurance division writes specialty insurance lines and classes of business, such as medical malpractice, professional liability and non-standard automobile.

Premium Outlook
      We currently expect our total gross premiums written to decline in the range of 12% for the year ended December 31, 2006 as compared to 2005. This primarily reflects a reduction in the amount of reinsurance business written in 2006 on a proportional basis in certain classes of business, particularly for catastrophe exposed property business in the United States. Where appropriate, we are migrating proportional business to an excess of loss basis, which has the effect of reducing written premiums attributable to the coverage. We believe this more effectively allocates our capital resources in line with the underlying characteristics of the business. Proportional business represented 56.5% of our reinsurance gross premiums written for the year ended December 31, 2005, compared to 50.4% for the nine months ended September 30, 2006. Included in our gross premiums written for the nine months ended September 30, 2006 and 2005 is $4.1 million and $59.9 million, respectively, in reinstatement premiums primarily attributable to the 2005 hurricanes, which occurred in the second half of 2005. The absence of major catastrophes in 2006 has resulted in the decrease in reinstatement premiums. In addition, while pricing generally remains adequate across the casualty market, we expect a decline in casualty classes of business, reflecting lower levels of reinsurance purchased by our customers, and increased competition in certain specialty classes.
Restatement of Financial Results
      On March 31, 2006, we restated our consolidated financial statements as of and for the years ended December 31, 2000 through 2004, as well as our unaudited financial information as of and for the nine months ended September 30, 2005, to correct for accounting errors associated with certain reinsurance contracts entered into by us between 1998 and 2004. On August 28, 2006, we restated our unaudited financial information as of and for the three months ended March 31, 2006, to correct for accounting errors associated with certain investments we held, and on October 16, 2006 we filed an Annual Report on Form 10-K/ A to reflect the impact of this restatement on our consolidated financial statements as of and for the years ended December 31, 2001 through 2005. The total cumulative impact of these restatements through December 31, 2005 was to decrease shareholders’ equity by $19.6 million, after tax. The aggregate net effect of the restatements attributable to the nine and three months ended September 30, 2005 was to increase net loss available to common shareholders by $20.8 million and $24.7 million, after tax, or $0.32 and $0.39 per fully diluted common share, respectively. The effects of the restatements are reflected in our consolidated financial statements and accompanying notes included herein.

Results of Operations

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Underwriting Results
      Gross Premiums Written. Gross premiums written for the nine months ended September 30, 2006 decreased by $212.5 million, or 10.6%, to $1,796.8 million compared to $2,009.3 million for the nine months ended September 30, 2005, as reflected in the following table (in millions):

	Nine Months Ended
	September 30,		Change

Division	2006	2005	$	%

Americas	$716.6	$861.7	$(145.1)	(16.8)%
EuroAsia	430.3	418.5	11.8	2.8
London Market	272.3	337.4	(65.1)	(19.3)
U.S. Insurance	377.6	391.7	(14.1)	(3.6)

Total gross premiums written	$1,796.8	$2,009.3	$(212.5)	(10.6)%

      Total reinsurance gross premiums written for the nine months ended September 30, 2006 were $1,258.7 million compared to $1,433.7 million for 2005, a decrease of 12.2%. Total insurance gross premiums written for the nine months ended September 30, 2006, which includes our U.S. Insurance division and our Lloyd’s syndicate (which is part of the London Market division), were $538.1 million compared to $575.5 million for 2005, a decrease of 6.5%. For the nine months ended September 30, 2006, total reinsurance gross premiums written represented 70.1% (71.4% in 2005) of our business, while insurance represented the remaining 29.9% (28.6% in 2005).
      Americas. Gross premiums written in the Americas division for the nine months ended September 30, 2006 were $716.6 million, a decrease of $145.1 million, or 16.8%, as compared to $861.7 million for the nine months ended September 30, 2005. These amounts represented 39.9% of our gross premiums written for the nine months ended September 30, 2006 and 42.9% for the nine months ended September 30, 2005. Gross premiums written across each geographic region of the Americas are as follows:

•	United States — Gross premiums written of $591.6 million for the nine months ended September 30, 2006 decreased $123.2 million, or 17.2%, compared to $714.8 million for the nine months ended September 30, 2005. The decline in gross premiums written is attributable to a decrease of $53.7 million in the alternative risk and non-traditional classes, which is primarily the result of cancellations and non-renewals of accounts, and a decrease across casualty classes of business of $20.9 million due to more competitive market conditions, particularly in professional liability and automobile classes. Property business decreased by $40.2 million, or 20.4%, for the nine months ended September 30, 2006 as compared to the same period in 2005. The decrease in property business is primarily attributable to a decrease in reinstatement premiums of $19.4 million related to 2005 catastrophes, with the remaining decrease attributable to the non-renewal of a large block of proportional property exposure in Florida and the Gulf region.

•	Latin America — Gross premiums written of $101.6 million for the nine months ended September 30, 2006 decreased $6.6 million, or 6.1%, compared to $108.2 million for the nine months ended September 30, 2005. The decrease is due to a decrease in property proportional business of $4.9 million and excess business of $1.7 million.

•	Canada — Gross premiums written of $22.7 million for the nine months ended September 30, 2006 decreased $15.1 million, or 39.9%, compared to $37.8 million for the nine months ended September 30, 2005. The reduction in gross premiums written was primarily due to the cancellation of certain personal automobile business by ceding companies based on their decision to retain more of their business. In certain cases, this included the return of unearned premiums to the ceding company.

      EuroAsia. Gross premiums written in the EuroAsia division for the nine months ended September 30, 2006 were $430.3 million, an increase of $11.8 million, or 2.8%, as compared to $418.5 million for the nine months ended September 30, 2005. These amounts represented 23.9% of our gross premiums written for the nine months ended September 30, 2006 and 20.8% in the corresponding period of 2005. This increase is primarily attributable to exchange rate movements during the first nine months of 2006 compared to 2005 as the U.S. dollar weakened against the Euro, reflecting higher volume of property, liability and marine business, offset by lower volume in motor, credit and bonds, aviation and accident and health classes of business.
      London Market. Gross premiums written in the London Market division for the nine months ended September 30, 2006 were $272.3 million, a decrease of $65.1 million, or 19.3%, as compared to $337.4 million for the nine months ended September 30, 2005. These amounts represented 15.2% of our gross premiums written for the nine months ended September 30, 2006 and 16.8% for the nine months ended September 30, 2005. Gross premiums written across each unit of the London Market division are as follows:

•	London Branch — Gross premiums written of $111.8 million for the nine months ended September 30, 2006 decreased $41.8 million, or 27.2%, compared to $153.6 million for the nine months ended September 30, 2005. Gross premiums written from property business, which represents 36.4% of London Branch for the nine months ended September 30, 2006, decreased by $33.3 million, or 45.0%, for the nine months ended September 30, 2006 compared to the corresponding period of 2005, principally due to a decrease in reinstatement premiums related to the 2005 storms, combined with ceding companies choosing to retain more business. Marine and aviation business decreased by $0.2 million, or 0.3%, for the nine months ended September 30, 2006 compared to the corresponding period in 2005. Casualty business decreased by $8.4 million, or 26.2%, in 2006 compared to the corresponding period of 2005 due to the non-renewal of business that did not meet our underwriting criteria.

•	Newline — Gross premiums written of $160.5 million for the nine months ended September 30, 2006 decreased $23.3 million, or 12.7%, compared to $183.8 million for the nine months ended September 30, 2005. The decrease was primarily attributable to lower liability business which generally reflects more competitive market conditions, where we were experiencing lower prices in certain classes or choosing to non-renew business that does not meet our underwriting criteria.
      U.S. Insurance. Gross premiums written in the U.S. Insurance division for the nine months ended September 30, 2006 were $377.6 million, a decrease of $14.1 million, or 3.6%, as compared to $391.7 million for the nine months ended September 30, 2005. These amounts represented 21.0% of our gross premiums written for the nine months ended September 30, 2006 and 19.5% for the nine months ended September 30, 2005. There were no meaningful new programs added during the nine months ended September 30, 2006. Gross premiums written by our U.S. Insurance division are reduced by amounts which are ceded to the Americas division of $17.5 million and $9.9 million for the nine months ended September 30, 2006 and 2005, respectively. Excluding the impact of amounts ceded to the Americas division, gross premiums written for the nine months ended September 30, 2006 decreased by $6.5 million, or 1.6%, over the corresponding period of 2005. Lines of business which experienced the greatest change in gross premiums written during the quarter are as follows:

•	Professional liability gross premiums written increased $14.6 million, or 17.4%, to $98.7 million for the nine months ended September 30, 2006, from $84.1 million for the nine months ended September 30, 2005. This primarily resulted from expansion in the environmental specialists and architects and engineers classes of business.

•	Medical malpractice gross premiums written were $121.1 million for the nine months ended September 30, 2006, a decrease of $3.5 million, or 2.8%, from $124.6 million for the nine months ended September 30, 2005 as a result of increased competition. Medical malpractice, our largest line of business in the U.S. Insurance division, represented 32.1% of gross premiums written in U.S. Insurance for the nine months ended September 30, 2006.

•	Our personal auto business, which primarily includes non-standard auto business written in California and Florida, decreased $18.1 million, or 23.3%, to $59.7 million from $77.8 million for the nine months ended September 30, 2006 and 2005, respectively, primarily due to increased competition in California and recently introduced rating restrictions in California. Umbrella business was cancelled in 2006 and no premium volume occurred during the nine months ended September 30, 2006, as compared to $5.7 million during the nine months ended September 30, 2005.
      Ceded Premiums Written. Ceded premiums written for the nine months ended September 30, 2006 decreased by $86.1 million, or 37.3%, to $144.5 million (8.0% of gross premiums written) from $230.6 million (11.5% of gross premiums written) for the nine months ended September 30, 2005. The decrease in ceded premiums written is due to the decrease in reinstatement premiums of $26.1 million, primarily the result of the 2005 hurricanes and increased retentions in our U.S. Insurance business. Ceded premiums written relating to our Whole Account Excess of Loss Agreements were $1.7 million for the nine months ended September 30, 2006, compared to $4.8 million in ceded premiums written for the nine months ended September 30, 2005. The decrease of $3.1 million for the nine months ended September 30, 2006 was primarily attributable to premium adjustments under the agreements during 2005.
      Net Premiums Written. Net premiums written for the nine months ended September 30, 2006 decreased by $126.4 million, or 7.1%, to $1,652.3 million from $1,778.7 million for the nine months ended September 30, 2005. Net premiums written represent gross premiums written less ceded premiums written. The decrease in net premiums written is comprised of a decrease in our gross premiums written of $212.5 million, offset by the decrease in our ceded premiums written of $86.1 million compared to 2005.
      Net Premiums Earned. Net premiums earned for the nine months ended September 30, 2006 decreased by $39.4 million, or 2.3%, to $1,683.4 million, from $1,722.8 million for the nine months ended September 30, 2005. Net premiums earned decreased by $61.5 million, or 7.7%, in the Americas division and by $43.4 million, or 14.7%, in the London Market division, offset by an increase in the EuroAsia division of $11.7 million, or 3.0%, and in the U.S. Insurance division of $53.8 million, or 23.1%.
      Losses and Loss Adjustment Expenses. Net losses and LAE incurred decreased 26.1% to $1,122.3 million for the nine months ended September 30, 2006, from $1,518.6 million for the nine months ended September 30, 2005 as follows (in millions):

	Nine Months Ended
	September 30,		Change

	2006	2005	$	%

Gross losses and LAE incurred	$1,229.8	$1,806.2	$(576.4)	(31.9)%
Less: ceded losses and LAE incurred	107.5	287.6	(180.1)	(62.6)

Net losses and LAE incurred	$1,122.3	$1,518.6	$(396.3)	(26.1)%

      The decrease in losses and LAE was principally related to a decline in current year catastrophe events of $342.7 million, ($29.5 million for the nine months ended September 30, 2006 versus $372.2 million for the nine months ended September 30, 2005), and a decline in development on prior years of $10.8 million ($100.8 million for the nine months ended September 30, 2006, versus $111.6 million for the nine months ended September 30, 2005). Losses and LAE for the nine months ended September 30, 2006 include unfavorable development of $100.8 million attributable to 2005 and prior years, which reflects $42.3 million for prior year catastrophe events, principally due to an increase in loss estimates on marine business for Hurricane Rita and the triggering of industry loss warranty contracts for Hurricane Wilma due to unexpected deterioration in industry-wide Wilma loss estimates in the period, with the remainder principally related to U.S. casualty classes of business. For the nine months ended September 30, 2005, current year catastrophe events of $372.2 million include $299.3 million related to Hurricanes Katrina and Rita and $24.6 million related to Windstorm Erwin. Losses and LAE incurred during the nine months ended September 30, 2005 include $111.6 million attributable to 2004 and prior years, which includes $16.3 million for catastrophe events occurring prior to 2005, with the remainder principally related to U.S. casualty classes of business.

      Ceded losses and LAE incurred for the nine months ended September 30, 2006 decreased by $180.1 million, or 62.6%, to $107.5 million, from $287.6 million for the nine months ended September 30, 2005. This decrease is principally attributable to a decrease of $160.2 million in property catastrophe cessions due to the decline in current year catastrophe events and a decrease in ceded losses related to our insurance operations of $24.1 million ($55.2 million for the nine months ended September 30, 2006 versus $79.3 million for the nine months ended September 30, 2005) due to increased retentions.
      The loss and LAE ratio for the nine months ended September 30, 2006 and 2005 and the percentage point change for each of our divisions and in total are as follows:

	Nine Months
	Ended
	September 30,		Percentage
			Point
Division	2006	2005	Change

Americas	76.0%	102.6%	(26.6)
EuroAsia	60.7	66.2	(5.5)
London Market	59.8	97.2	(37.4)
U.S. Insurance	57.2	64.3	(7.1)

Total losses and LAE ratio	66.7%	88.1%	(21.4)

      The following tables reflect total losses and LAE as reported for each division and include the impact of catastrophe losses and prior period reserve development, expressed as a percentage of net premiums earned (“NPE”), for the nine months ended September 30, 2006 and 2005 (in millions):

Nine Months Ended September 30, 2006

	Americas		EuroAsia		London Market		U.S. Insurance		Total

		% of		% of		% of		% of		% of
	$	NPE	$	NPE	$	NPE	$	NPE	$	NPE

Total losses and LAE	$560.5	76.0%	$247.0	60.7%	$150.5	59.8%	$164.3	57.2%	$1,122.3	66.7%

Catastrophe Losses:
2006 Events	$15.3	2.1%	$12.3	3.0%	$1.9	0.8%	$—	—%	$29.5	1.8%
Hurricanes Katrina, Rita and Wilma	34.2	4.6	0.2	0.1	10.4	4.1	1.3	0.4	46.1	2.7
All Other Prior Years	4.4	0.6	(2.8)	(0.7)	(4.2)	(1.7)	(1.2)	(0.4)	(3.8)	(0.2)

Total catastrophe losses	$53.9	7.3%	$9.7	2.4%	$8.1	3.2%	$0.1	—%	$71.8	4.3%

Prior period loss development including prior period catastrophe losses	$133.8	18.1%	$(4.0)	(1.0)%	$(6.2)	(2.5)%	$(22.8)	(7.9)%	$100.8	6.0%

Nine Months Ended September 30, 2005

	Americas		EuroAsia		London Market		U.S. Insurance		Total

		% of		% of		% of		% of		% of
	$	NPE	$	NPE	$	NPE	$	NPE	$	NPE

Total losses and LAE	$819.9	102.6%	$261.4	66.2%	$287.2	97.2%	$150.1	64.3%	$1,518.6	88.1%

Catastrophe Losses:
Windstorm Erwin	$—	—%	$22.2	5.6%	$2.4	0.8%	$—	—%	$24.6	1.4%
India Floods	—	—	11.0	2.8	—	—	—	—	11.0	0.6
Hurricanes Katrina and Rita	182.8	22.9	—	—	115.5	39.1	1.0	0.4	299.3	17.4
Other 2005 Events	24.2	3.1	10.3	2.6	2.8	1.0	—	—	37.3	2.2
2004 Florida Hurricanes	2.7	0.3	—	—	1.6	0.5	—	—	4.3	0.3
All Other Prior Years	0.3	—	9.7	2.5	2.0	0.7	—	—	12.0	0.7

Total catastrophe losses	$210.0	26.3%	$53.2	13.5%	$124.3	42.1%	$1.0	0.4%	$388.5	22.6%

Prior period loss development including prior period catastrophe losses	$133.5	16.7%	$(0.1)	—%	$(19.3)	(6.5)%	$(2.5)	(1.1)%	$111.6	6.5%

      Americas Division — Losses and LAE decreased $259.4 million, or 31.6%, to $560.5 million for the nine months ended September 30, 2006, from $819.9 million for the nine months ended September 30, 2005. This resulted in a loss and LAE ratio of 76.0% for the nine months ended September 30, 2006, compared to 102.6% for the nine months ended September 30, 2005. The decrease in losses and LAE was principally due to a decrease in current year catastrophes of $191.7 million and a decline in net earned premium of $61.5 million or 7.7%. Losses and LAE in the nine months ended September 30, 2006 include adverse development of $133.8 million attributable to 2005 and prior years, principally related to U.S. casualty classes of business, and includes adverse development of $38.6 million from prior period catastrophe losses, principally Hurricanes Rita and Wilma. Losses and LAE for the nine months ended September 30, 2005 include an increase of $133.5 million attributable to 2004 and prior years, principally related to U.S. casualty classes of business, and includes adverse development of $3.0 million on prior period catastrophes, predominantly attributable to the 2004 Hurricanes.
      EuroAsia Division — Losses and LAE decreased $14.4 million, or 5.5%, to $247.0 million for the nine months ended September 30, 2006, from $261.4 million for the nine months ended September 30, 2005. This resulted in a loss and LAE ratio of 60.7% for the nine months ended September 30, 2006, compared to 66.2% for the nine months ended September 30, 2005. This decrease is principally due to a reduction in catastrophe losses of $43.5 million ($9.7 million for the nine months ended September 30, 2006 versus $53.2 million for the nine months ended September 30, 2005). Losses and LAE for the nine months ended September 30, 2006 include a benefit of $4.0 million attributable to 2005 and prior years, principally attributable to favorable emergence on prior period catastrophe losses. Losses and LAE in the nine months ended September 30, 2005 include a decrease of $0.1 million attributable to 2004 and prior years, principally related to prior years catastrophe adverse development of $9.7 million predominantly attributable to Typhoon Songda and the Indonesian earthquake and resulting tsunami, offset by favorable emergence on liability and bond exposures.
      London Market Division — Losses and LAE decreased $136.7 million, or 47.6%, to $150.5 million for the nine months ended September 30, 2006, from $287.2 million for the nine months ended September 30, 2005. This resulted in a loss and LAE ratio of 59.8% for the nine months ended September 30, 2006, compared to 97.2% for the nine months ended September 30, 2005. The decrease in losses and LAE was principally related to a decrease in current year catastrophes of $118.8 million and a decline in net premiums earned of $43.4 million or 14.7%. Losses and LAE for the nine months ended September 30, 2006 included $6.2 million favorable development for prior years, principally due to $10.4 million unfavorable development on the 2005 hurricanes, which was offset by favorable emergence on other prior period catastrophe losses. For the nine months ended September 30, 2005, losses and LAE in the 2005 period include a benefit of $19.3 million attributable to 2004 and prior years, principally due to satellite and non-catastrophe property exposures which offset $3.6 million of loss development from prior period catastrophe losses.

      U.S. Insurance Division — Losses and LAE increased $14.2 million, or 9.5%, to $164.3 million for the nine months ended September 30, 2006, from $150.1 million for the nine months ended September 30, 2005. This resulted in a loss and LAE ratio of 57.2% for the nine months ended September 30, 2006, compared to 64.3% for the nine months ended September 30, 2005. The increase in losses and LAE was related to the 23.1% increase in net premiums earned and was partially offset by a decrease of $22.8 million on losses and LAE attributable to 2005 and prior years, principally due to medical malpractice. For the nine months ended September 30, 2005, losses and LAE related to 2004 and prior years decreased by $2.5 million, principally due to favorable trends on general liability exposures.
      Acquisition Costs. Acquisition costs for the nine months ended September 30, 2006 were $354.5 million, an increase of $7.6 million, or 2.2%, compared to $346.9 million for the nine months ended September 30, 2005. The resulting acquisition expense ratio, expressed as a percentage of net premiums earned, was 21.1% for the nine months ended September 30, 2006, compared to 20.1% for the nine months ended September 30, 2005, an increase of 1.0 points. The Americas and London Market divisions’ acquisition ratios increased by 0.3 points and 3.6 points respectively, due to the change in composition of the mix of business written and adjustments to commissions in our Latin America segment, while the EuroAsia division had a slight decrease of 0.2 points. The U.S. Insurance division increased 2.3 points due to a decrease in ceded commissions as the division continues to increase its net retentions.
      Other Underwriting Expenses. Other underwriting expenses for the nine months ended September 30, 2006 were $110.8 million, compared to $108.9 million for the nine months ended September 30, 2005. The other underwriting expense ratio, expressed as a percentage of net premiums earned, was 6.6% for the nine months ended September 30, 2006, compared to 6.3% for the nine months ended September 30, 2005. The increase in other underwriting expense is attributable to compensation and employee benefits.
      The following table reflects the acquisition and other underwriting expenses, expressed as a percentage of net premiums earned, for the nine months ended September 30, 2006 and 2005 for each of our divisions:

	Nine Months
	Ended
	September 30,		Percentage
			Point
Division	2006	2005	Change

Americas	30.9%	30.1%	0.8
EuroAsia	25.2	26.4	(1.2)
London Market	25.6	21.3	4.3
U.S. Insurance	24.6	20.6	4.0

Total acquisition costs and other underwriting expense ratio	27.6%	26.5%	1.1

      Our combined ratio was 94.3% for the nine months ended September 30, 2006, compared to 114.6% for the nine months ended September 30, 2005. The following table reflects the combined ratio for the nine months ended September 30, 2006 and 2005 for each of our divisions:

	Nine Months
	Ended
	September 30,		Percentage
			Point
Division	2006	2005	Change

Americas	106.9%	132.7%	(25.8)
EuroAsia	85.9	92.6	(6.7)
London Market	85.4	118.5	(33.1)
U.S. Insurance	81.8	84.9	(3.1)

Total combined ratio	94.3%	114.6%	(20.3)

Investment Results
      Net Investment Income. Net investment income for the nine months ended September 30, 2006 increased by $239.0 million, or 145.6%, to $403.1 million, from $164.1 million for the nine months ended September 30, 2005. Net investment income is comprised of gross investment income of $421.7 million less investment expenses of $18.6 million for the nine months ended September 30, 2006, compared to gross investment income of $186.3 million less investment expenses of $22.2 million for the nine months ended September 30, 2005. Higher net investment income for the nine months ended September 30, 2006 is primarily attributable to the following:

•	an increase of $135.3 million for the nine months ended September 30, 2006 over 2005 in net income due to equity accounting of HWIC Asia Fund (“HWIC Asia”), an investment vehicle which is included in common stock, at equity. Net investment income on equity securities includes, in accordance with the equity method of accounting, realized investment gains attributable to our equity investment in HWIC Asia. During the nine months ended September 30, 2006, we redeemed our ownership interest in HWIC Asia (see Note 4 to the consolidated financial statements). Our equity in the net income of HWIC Asia included in investment income is comprised of the following items (in millions):

	Nine Months
	Ended
	September 30,

	2006	2005

Equity in net investment income of HWIC Asia	$1.1	$5.5
Equity in net realized capital gains of HWIC Asia	167.6	27.9

Equity in net income of HWIC Asia, before taxes	$168.7	$33.4

•	an increase of $943.0 million, or 17.3%, in average invested assets for the nine months ended September 30, 2006 over 2005, and higher short-term rates over the period. Investment income from cash and short-term investments was $86.0 million for the nine months ended September 30, 2006, an increase of $49.7 million, or 137.0%, over 2005; and

•	an increase of $28.4 million for the nine months ended September 30, 2006 over 2005 in net investment income on other invested assets, which includes income from hedge funds and private equity investments of $27.4 million and $6.3 million for the nine months ended September 30, 2006 and 2005, respectively.
      Excluding the positive impact of equity in net realized capital gains attributable to our equity investment in HWIC Asia, net investment income for the nine months ended September 30, 2006 was $235.5 million, an increase of $99.3 million, or 72.9%, from $136.2 million for the nine months ended September 30, 2005.
      Our total effective annualized yield on average invested assets, net of expense but before the impact of interest expense from funds held balances and the positive impact of realized gains included in investment income attributable to HWIC Asia, was 5.0% and 3.7% for the nine months ended September 30, 2006 and 2005, respectively.
      Interest expense on funds held primarily relates to our Whole Account and Facultative Excess of Loss Agreements, which is included in investment expenses, of $6.7 million for the nine months ended September 30, 2006, represents a decrease of $6.1 million, or 47.7%, from $12.8 million for the nine months ended September 30, 2005. The decrease was primarily attributable to cessions to the Whole Account Excess of Loss Agreements during 2005, resulting in additional interest expense for the nine months ended September 30, 2005.
      Net Realized Investment Gains. Net realized investment gains of $160.9 million for the nine months ended September 30, 2006 increased by $90.9 million from $70.0 million for the nine months ended September 30, 2005. The increase in net realized investment gains is principally due to the redemption of shares of HWIC Asia, which resulted in a net realized gain of $75.1 million, an increase in net foreign exchange gains on short-term and cash equivalents of $62.7 million, and higher net gains on equity securities of $27.3 million, offset by an increase in mark to market net realized losses of $56.4 million on derivatives and short positions and a decrease in net realized gains on fixed income securities of $40.8 million.
      Including equity in net realized capital gains attributable to our equity investment in HWIC Asia included in investment income, net realized gains were $328.5 million for the nine months ended September 30, 2006, an increase of $230.6 million over the nine months ended September 30, 2005.
      During the nine months ended September 30, 2006 and 2005, net realized investment gains were reduced by other-than-temporary impairment losses in the amount of $11.0 million and $51.8 million, respectively, relating to equity, fixed income and other investments. Other-than-temporary impairments reflect situations where the fair value was below the cost of the securities and the ability of the security to recover its value could not be reasonably determined.

Other Results, Principally Holding Company and Income Taxes
      Other Expenses, Net. Other expenses, net, for the nine months ended September 30, 2006 were $16.4 million, compared to $16.0 million for the nine months ended September 30, 2005. The other expense, net is primarily comprised of operating expenses of our holding company and includes audit related fees, Sarbanes-Oxley compliance consulting fees, corporate-related legal fees, consulting fees, and compensation expense. Amounts for the nine months ended September 30, 2006 include $3.5 million in legal and accounting professional fees related to restatements of financial results and regulatory matters. Amounts for the nine months ended September 30, 2005 include $6.5 million related to consulting fees in implementing procedures and documentation relating to compliance requirements under Sarbanes-Oxley. Included in other expenses, net, is an expense of $2.3 million related to contracts under deposit accounting for the nine months ended September 30, 2006, compared to a benefit of $2.7 million for the nine months ended September 30, 2005.
      Interest Expense. We incurred interest expense related to our debt obligations of $28.1 million and $22.0 million for the nine months ended September 30, 2006 and 2005, respectively. The higher amount of interest expense primarily reflects our $100.0 million senior debentures offering completed in February 2006 and our $125.0 million senior notes offering completed in May 2005.
      Federal and Foreign Income Tax Benefit/ Provision. Our federal and foreign income tax provision for the nine months ended September 30, 2006 increased by $211.7 million, to $190.9 million, compared to a tax benefit of $20.8 million for the nine months ended September 30, 2005, resulting from increased pre-tax income. Included in the income tax provision for the nine months ended September 30, 2006 is a one time tax benefit of $16.5 million which is attributable to the settlement of tax issues related to the acquisition of Clearwater in 1996. Our effective tax rates were 31.1% and 35.1% for the nine months ended September 30, 2006 and 2005, respectively.
      Preferred Dividends. We recorded preferred dividends related to our series A and series B non-cumulative perpetual preferred shares of $6.2 million for the nine months ended September 30, 2006. There were no preferred dividends during the nine months ended September 30, 2005, as the preferred shares were issued in October 2005.

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Underwriting Results
      Gross Premiums Written. Gross premiums written for the three months ended September 30, 2006 decreased by $114.1 million, or 15.5%, to $620.0 million, compared to $734.1 million for the three months ended September 30, 2005, as reflected in the following table (in millions):

	Three Months
	Ended
	September 30,		Change

Division	2006	2005	$	%

Americas	$250.2	$312.8	$(62.6)	(20.0)%
EuroAsia	142.6	135.6	7.0	5.2
London Market	95.1	142.6	(47.5)	(33.3)
U.S. Insurance	132.1	143.1	(11.0)	(7.7)

Total gross premiums written	$620.0	$734.1	$(114.1)	(15.5)%

      Total reinsurance gross premiums written for the three months ended September 30, 2006 were $429.9 million, compared to $526.6 million for 2005, a decrease of 18.4%. Total insurance gross premiums written for the three months ended September 30, 2006, which includes our U.S. Insurance division and our Lloyd’s syndicate (which is part of the London Market division), were $190.1 million, compared to $207.5 million for 2005, a decrease of 8.4%. For the three months ended September 30, 2006, total reinsurance gross premiums written represented 69.3% (71.7% in 2005) of our business, while insurance represented the remaining 30.7% (28.3% in 2005).
      Americas. Gross premiums written in the Americas division for the three months ended September 30, 2006 were $250.2 million, a decrease of $62.6 million, or 20.0%, as compared to $312.8 million for the three months ended September 30, 2005. These amounts represented 40.4% of our gross premiums written for the three months ended September 30, 2006 and 42.6% for the three months ended September 30, 2005. Gross premiums written across each geographic region of the Americas are as follows:

•	United States — Gross premiums written of $207.5 million for the three months ended September 30, 2006 decreased $46.8 million, or 18.4%, compared to $254.3 million for the three months ended September 30, 2005. The decline in gross premiums written is attributable to a decrease of $14.1 million in the alternative risk and non-traditional classes, which is the result of cancellations and non-renewals of accounts, a decrease of $42.6 million in property business of which $21.5 million is attributable to a decrease in reinstatement premiums associated with the 2005 catastrophes, and the non-renewal of a large block of proportional business, offset by an increase of $9.1 million in casualty business.

•	Latin America — Gross premiums written of $32.0 million for the three months ended September 30, 2006 decreased $12.3 million, or 27.8%, compared to $44.3 million for the three months ended September 30, 2005. The decrease was due to the reduction of non-proportional property business during the quarter.

•	Canada — Gross premiums written of $10.4 million for the three months ended September 30, 2006 decreased $3.5 million, or 25.2%, compared to $13.9 million for the three months ended September 30, 2005. The reduction in gross premiums written was primarily due to the cancellation of business, primarily personal automobile, by ceding companies based on their decision to retain more business. This follows the cancellation of certain proportional treaties during the first quarter of 2006, which is expected to lead to lower premiums through the balance of 2006.
      EuroAsia. Gross premiums written in the EuroAsia division for the three months ended September 30, 2006 were $142.6 million, an increase of $7.0 million, or 5.2%, as compared to $135.6 million for the three months ended September 30, 2005. These amounts represented 23.0% of our gross premiums written for the three months ended September 30, 2006 and 18.5% in the corresponding period of 2005. This increase reflects higher volume of property, motor, marine, aviation, credit and bonds, offset by lower volume in liability and accident and health classes of business. In addition, exchange rate movements between the third quarter of 2006 compared to 2005 contributed to higher premiums as the U.S. dollar weakened against the Euro.
      London Market. Gross premiums written in the London Market division for the three months ended September 30, 2006 were $95.1 million, a decrease of $47.5 million, or 33.3%, as compared to $142.6 million for the three months ended September 30, 2005. These amounts represented 15.3% of our gross premiums written for the three months ended September 30, 2006 and 19.4% for the three months ended September 30, 2005. Gross premiums written across each unit of the London Market division are as follows:

•	London Branch — Gross premiums written of $37.0 million for the three months ended September 30, 2006 decreased $41.2 million, or 52.7%, compared to $78.2 million for the three months ended September 30, 2005. Gross premiums written from property business, which represents 38.7% of the London Branch volume, decreased by $29.5 million, or 67.3%, for the three months ended September 30, 2006 compared to the corresponding period of 2005 principally due to a decrease in reinstatement premiums of $23.9 million relating to Hurricanes Rita and Katrina. Marine and aviation business decreased $6.0 million, or 29.1%, for the three months ended September 30, 2006 compared to the corresponding period in 2005 due to reinstatement premiums of $5.9 million for Hurricanes Rita and Katrina. Casualty business decreased $5.6 million, or $41.2%, in 2006 compared to the corresponding period of 2005.

•	Newline — Gross premiums written of $58.1 million for the three months ended September 30, 2006 decreased $6.3 million, or 9.8%, compared to $64.4 million for the three months ended September 30, 2005. The decrease was primarily attributable to lower financial lines liability business which generally reflects more competitive market conditions, where we were experiencing lower prices in certain classes or choosing to non-renew business that does not meet our underwriting criteria.
      U.S. Insurance. Gross premiums written in the U.S. Insurance division for the three months ended September 30, 2006 were $132.1 million, a decrease of $11.0 million, or 7.7%, as compared to $143.1 million for the three months ended September 30, 2005. These amounts represented 21.3% of our gross premiums written for the three months ended September 30, 2006 and 19.5% for the three months ended September 30, 2005. Gross premiums written by our U.S. Insurance division are reduced by amounts which are ceded to the Americas division of $9.9 million and $2.0 million for the three months ended September 30, 2006 and 2005, respectively. Excluding the impact of amounts ceded to the Americas division, gross premiums written for the three months ended September 30, 2006 decreased by $3.1 million, or 2.1%, over the corresponding period of 2005. There were no meaningful new programs added during the three months ended September 30, 2006. Lines of business which experienced the greatest change in gross premiums written during the quarter are as follows:

•	Medical malpractice gross premiums written were $37.9 million for the three months ended September 30, 2006, a decrease of $9.3 million, or 19.7%, from $47.2 million for the three months ended September 30, 2005. The decrease was primarily due to lower medical malpractice premiums for hospitals and physicians. Medical malpractice, our largest line of business in the U.S. Insurance division, represented 28.7% of gross premiums written in U.S. Insurance for the three months ended September 30, 2006, compared to 33.0% for the three months ended September 30, 2005.

•	Professional liability gross premiums written increased $4.2 million, or 13.3%, to $35.8 million for the three months ended September 30, 2006, from $31.6 million for the three months ended September 30, 2005. This primarily resulted from expansion in the environmental specialists and architects and engineers classes of business.

•	Our personal auto business, which includes non-standard auto business written in California and Florida, decreased $6.1 million, or 24.3%, to $19.0 million from $25.1 million for the three months ended September 30, 2006 and 2005, respectively, primarily related to the cancellation of two programs, primarily due to increased competition in California and recently introduced rating restrictions in California.

      Ceded Premiums Written. Ceded premiums written for the three months ended September 30, 2006 decreased by $56.0 million, or 54.6%, to $46.5 million (7.5% of gross premiums written) from $102.5 million (14.0% of gross premiums written) for the three months ended September 30, 2005. The decrease in ceded premiums written is due to the overall decrease in gross premiums written of 15.5%, combined with increased retentions in our U.S. Insurance business, as premiums ceded decreased by $21.3 million in the third quarter of 2006 to 3.2% of gross premiums written for the three months ended September 30, 2006, from 5.6% in the comparable 2005 period. In addition, ceded premiums written decreased by $29.2 million in the third quarter of 2006 compared to the third quarter of 2005 as a result of the reduction in reinstatement premiums associated with the 2005 catastrophes. Ceded premiums written relating to our Whole Account and Facultative Excess of Loss Agreements were immaterial for the three months ended September 30, 2006, compared to $4.2 million in ceded premiums written for the three months ended September 30, 2005. The decrease of $4.2 million for the three months ended September 30, 2006 was primarily attributable to premium adjustments under the agreements during the third quarter of 2005.
      Net Premiums Written. Net premiums written for the three months ended September 30, 2006 decreased by $58.1 million, or 9.2%, to $573.5 million from $631.6 million for the three months ended September 30, 2005. Net premiums written represent gross premiums written less ceded premiums written. The decrease in net premiums written is comprised of a decrease in gross premiums written of $114.1 million (15.5%), offset by the decrease in ceded premiums written of $56.0 million (54.6%) compared to 2005.
      Net Premiums Earned. Net premiums earned for the three months ended September 30, 2006 decreased by $45.1 million, or 7.6%, to $545.4 million, from $590.5 million for the three months ended September 30, 2005. Net premiums earned increased by $7.8 million, or 6.3%, in the EuroAsia division, and by $11.3 million, or 12.8% in the U.S. Insurance division offset by a decrease in the Americas division of $28.1 million, or 10.8% and by a decrease of $36.2 million, or 30.9% in the London Market division.
      Losses and Loss Adjustment Expenses. Net losses and LAE incurred decreased 47.3% to $375.9 million for the three months ended September 30, 2006, from $712.8 million for the three months ended September 30, 2005 as follows (in millions):

	Three Months
	Ended
	September 30,		Change

	2006	2005	$	%

Gross losses and LAE incurred	$379.4	$884.1	$(504.7)	(57.1)%
Less: ceded losses and LAE incurred	3.5	171.3	(167.8)	(98.0)

Net losses and LAE incurred	$375.9	$712.8	$(336.9)	(47.3)%

      The decrease in losses and LAE was principally related to a decrease in current year catastrophes of $326.4 million ($13.3 million for the three months ended September 30, 2006 versus $339.7 million for the three months ended September 30, 2005) and a decrease in net earned premium of $45.1 million. Losses and LAE for the three months ended September 30, 2006 include unfavorable development of $39.4 million attributable to 2005 and prior years, which reflects $11.1 million for prior year catastrophe events, principally due to an increase in loss estimates on Hurricanes Katrina, Rita and Wilma with the remainder principally related to U.S. casualty classes of business. Losses and LAE incurred during the three months ended September 30, 2005 include $299.3 million for Hurricanes Katrina and Rita and include unfavorable development of $37.4 million attributable to 2004 and prior years, principally related to U.S. casualty classes of business.
      Ceded losses and LAE incurred for the three months ended September 30, 2006 decreased by $167.8 million, or 98.0%, to $3.5 million, from $171.3 million for the three months ended September 30, 2005. The decrease is principally due to a $137.1 million decrease in property catastrophe cessions due to a decline in current year catastrophe events and an $11.4 million decrease in cessions to the 1995 Stop Loss Agreement, which was commuted in the third quarter of 2006.
      The loss and LAE ratio for the three months ended September 30, 2006 and 2005 and the percentage point change for each of our divisions and in total is as follows:

	Three Months
	Ended
	September 30,		Percentage
			Point
Division	2006	2005	Change

Americas	82.4%	152.9%	(70.5)
EuroAsia	64.1	64.3	(0.2)
London Market	51.4	150.1	(98.7)
U.S. Insurance	58.0	65.6	(7.6)

Total loss and LAE ratio	68.9%	120.7%	(51.8)

      The following tables reflect total losses and LAE as reported for each division and includes the impact of catastrophe losses and prior period reserve development, expressed as a percentage of NPE, for the three months ended September 30, 2006 and 2005 (in millions):

For the Three Months Ended September 30, 2006

					London
	Americas		EuroAsia		Market		U.S. Insurance		Total

		% of		% of		% of		% of		% of
	$	NPE	$	NPE	$	NPE	$	NPE	$	NPE

Total losses and LAE	$192.1	82.4%	$84.3	64.1%	$41.6	51.4%	$57.9	58.0%	$375.9	68.9%

Catastrophe Losses:
2006 Events	$7.8	3.4%	$5.1	3.9%	$0.4	0.5%	$—	—%	$13.3	2.4%
Hurricanes Katrina, Rita and Wilma	13.8	5.9	—	—	—	—	0.1	0.1	13.9	2.6
All Other Prior Years	(0.4)	(0.2)	(1.2)	(0.9)	(1.2)	(1.5)	—	—	(2.8)	(0.5)

Total catastrophe losses	$21.2	9.1%	$3.9	3.0%	$(0.8)	(1.0)%	$0.1	0.1%	$24.4	4.5%

Prior period loss development including prior period catastrophe losses	$53.1	22.8%	$0.4	0.3%	$(6.8)	(8.4)%	$(7.3)	(7.3)%	$39.4	7.2%

For the Three Months Ended September 30, 2005

	Americas		EuroAsia		London Market		U.S. Insurance		Total

		% of		% of		% of		% of		% of
	$	NPE	$	NPE	$	NPE	$	NPE	$	NPE

Total losses and LAE	$399.3	152.9%	$79.5	64.3%	$176.0	150.1%	$58.0	65.6%	$712.8	120.7%

Catastrophe Losses:
Windstorm Erwin	$—	—%	$0.8	0.6%	$0.3	0.3%	$—	—%	$1.1	0.2%
India Floods	—	—	9.6	7.8	—	—	—	—	9.6	1.6
Hurricanes Katrina and Rita	182.8	70.0	—	—	115.5	98.5	1.0	1.1	299.3	50.7
Other 2005 Events	21.9	8.4	8.5	6.9	(0.7)	(0.6)	—	—	29.7	5.0
2004 Florida Hurricanes	0.8	0.3	—	—	0.7	0.6	—	—	1.5	0.3
All Other Prior Years	1.5	0.6	(0.9)	(0.7)	0.5	0.4	—	—	1.1	0.2

Total catastrophe losses	$207.0	79.3%	$18.0	14.6%	$116.3	99.2%	$1.0	1.1%	$342.3	58.0%

Prior period loss development including prior period catastrophe losses	$48.7	18.7%	$(4.5)	(3.6)%	$(5.8)	(4.9)%	$(1.0)	(1.1)%	$37.4	6.3%

      Americas Division — Losses and LAE decreased $207.2 million, or 51.9%, to $192.1 million for the three months ended September 30, 2006, from $399.3 million for the three months ended September 30, 2005. This resulted in a loss and LAE ratio of 82.4% for the three months ended September 30, 2006, compared to 152.9% for the three months ended September 30, 2005. The decrease in incurred losses is principally due to a decrease in current year catastrophes of $196.9 million. There was also a decline in net earned premium of $28.1 million, or 10.8%. Losses and LAE in the three months ended September 30, 2006 period include adverse development of $53.1 million attributable to 2005 and prior years, which reflects prior year catastrophe losses of $13.4 million principally attributable to Hurricane Rita and Hurricane Wilma, with the remainder attributable to U.S. casualty classes of business. Losses and LAE for the three months ended September 30, 2005 include an increase of $48.7 million attributable to 2004 and prior years, principally related to U.S. casualty classes of business (including an increase of $2.3 million from prior period catastrophe losses).
      EuroAsia Division — Losses and LAE increased $4.8 million, or 6.0%, to $84.3 million for the three months ended September 30, 2006, from $79.5 million for the three months ended September 30, 2005. This resulted in a loss and LAE ratio of 64.1% for the three months ended September 30, 2006, compared to 64.3% for the three months ended September 30, 2005. This increase is principally due to an increase in earned premium of $7.8 million or 6.3%. For the three months ended September 30, 2006, losses and LAE include $3.9 million for property catastrophe events. For the three months ended September 30, 2005, losses and LAE include $18.0 million for property catastrophe events, which included $9.6 million for the India flood. Losses and LAE in the three months ended September 30, 2005 include favorable development of $4.5 million attributable to 2004 and prior years, principally related to miscellaneous specialty lines (including favorable development of $0.9 million from prior period catastrophe losses).
      London Market Division — Losses and LAE decreased $134.4 million, or 76.4%, to $41.6 million for the three months ended September 30, 2006, from $176.0 million for the three months ended September 30, 2005. This resulted in a loss and LAE ratio of 51.4% for the three months ended September 30, 2006, compared to 150.1% for the three months ended September 30, 2005. The decrease in incurred losses is principally due to a decrease in current year catastrophes of $114.7 million. For the three months ended September 30, 2006, losses and LAE include favorable development of $6.8 million attributable to 2005 and prior years. For the three months ended September 30, 2005, losses and LAE include a benefit of $5.8 million attributable to 2004 and prior years, principally related to satellite and non-catastrophe property exposures.
      U.S. Insurance Division — Losses and LAE decreased $0.1 million, or 0.2%, to $57.9 million for the three months ended September 30, 2006, from $58.0 million for the three months ended September 30, 2005. This resulted in a loss and LAE ratio of 58.0% for the three months ended September 30, 2006, compared to 65.6% for the three months ended September 30, 2005. This decrease in losses and LAE is related to a benefit of $7.3 million attributable to 2005 and prior years relating to better than expected emergence on medical malpractice and general liability exposures offset by a 12.8% increase in net premiums earned. For the three months ended September 30, 2005, losses and LAE related to 2004 and prior years decreased by $1.0 million.
      Acquisition Costs. Acquisition costs for the three months ended September 30, 2006 were $107.7 million, a decrease of $3.2 million, or 2.9%, compared to $110.9 million for the three months ended September 30, 2005. The resulting acquisition expense ratio, expressed as a percentage of net premiums earned, for the three months ended September 30, 2006 and 2005 was 19.8% and 18.8%, respectively. The London Market division’s acquisition ratio increased by 7.0 points, the EuroAsia division had a slight increase of 0.1 points, while the Americas division had a decrease of 1.6 points. The U.S. Insurance division increased 1.1 points due to a decrease in ceded commissions as the division continues to increase its net retentions.
      Other Underwriting Expenses. Other underwriting expenses for the three months ended September 30, 2006 were $38.8 million, compared to $36.7 million for the three months ended September 30, 2005. The other underwriting expense ratio, expressed as a percentage of net premiums earned, was 7.1% for the three months ended September 30, 2006, compared to 6.2% for the three months ended September 30, 2005. The increase in other underwriting expenses is attributable to higher compensation and employee benefits.

      The following table reflects the acquisition and other underwriting expenses, expressed as a percentage of net premiums earned, for the three months ended September 30, 2006 and 2005 for each of our divisions:

	Three Months
	Ended
	September 30,		Percentage
			Point
Division	2006	2005	Change

Americas	28.9%	29.5%	(0.6)
EuroAsia	24.4	26.4	(2.0)
London Market	26.8	16.6	10.2
U.S. Insurance	25.4	20.7	4.7

Total acquisition costs and other underwriting expense ratio	26.9%	25.0%	1.9

      Our combined ratio was 95.8% for the three months ended September 30, 2006, compared to 145.7% for the three months ended September 30, 2005. The following table reflects the combined ratio for the three months ended September 30, 2006 and 2005 for each of our divisions:

	Three Months
	Ended
	September 30,		Percentage
			Point
Division	2006	2005	Change

Americas	111.3%	182.4%	(71.1)
EuroAsia	88.5	90.7	(2.2)
London Market	78.2	166.7	(88.5)
U.S. Insurance	83.4	86.3	(2.9)

Total combined ratio	95.8%	145.7%	(49.9)

Investment Results
      Net Investment Income. Net investment income for the three months ended September 30, 2006 increased by $35.6 million, or 74.8%, to $83.2 million, from $47.6 million for the three months ended September 30, 2005. Net investment income is comprised of gross investment income of $89.5 million less investment expenses of $6.3 million for the three months ended September 30, 2006, compared to gross investment income of $55.4 million less investment expenses of $7.8 million for the three months ended September 30, 2005. Higher net investment income for the three months ended September 30, 2006 is primarily attributable to the following:

•	an increase of $965.8 million, or 17.0%, in average invested assets for the three months ended September 30, 2006 over 2005, and higher short-term rates over the period. Investment income from cash and short-term investment was $37.5 million for the three months ended September 30, 2006, an increase of $21.9 million, or 140.4%, over the three months ended September 30, 2005. Investment income from fixed income securities was $35.1 million for the three months ended September 30, 2006, compared to $30.6 million for the three months ended September 30, 2005, an increase of $4.5 million.

•	included in the change in investment income from equity securities was a decrease of $5.0 million for the three months ended September 30, 2006 over 2005 in net income due to equity accounting of HWIC Asia, an investment vehicle which is included in common stock, at equity. Net investment income on equity securities includes, in accordance with the equity method of accounting, realized investment gains attributable to our equity investment in HWIC Asia. As of September 30, 2006, we have redeemed our ownership interest in HWIC Asia (see Note 4 to the consolidated financial statements). Our equity in the net income of HWIC Asia included in investment income is comprised of the following items (in millions):

	Three Months
	Ended
	September 30,

	2006	2005

Equity in net investment income of HWIC Asia	$0.3	$4.7
Equity in net realized capital gains of HWIC Asia	0.6	1.2

Equity in net income of HWIC Asia, before taxes	$0.9	$5.9

•	increases of $3.8 million and $3.8 million for the three month periods ended September 30, 2006 and 2005, respectively, in net investment income on other invested assets, and equity securities.
      Excluding the positive impact of equity in net realized capital gains attributable to our equity investment in HWIC Asia, net investment income for the three months ended September 30, 2006 was $82.6 million, an increase of $36.2 million, or 78.0%, from $46.4 million for the three months ended September 30, 2005.
      Our total effective annualized yield on average invested assets, net of expense but before the impact of interest expense from funds held balances and the positive impact of realized gains included in net investment income attributable to HWIC Asia, was 5.0% and 3.7% for the three months ended September 30, 2006 and 2005, respectively.
      Interest expense on funds held primarily relates to our Whole Account and Facultative Excess of Loss Agreements, which is included in investment expenses, of $2.1 million for the three months ended September 30, 2006, and represents a decrease of $4.2 million, or 66.7%, from $6.3 million for the three months ended September 30, 2005. The decrease was primarily attributable to cessions to the Whole Account Excess of Loss Agreements during the third quarter of 2005 resulting in additional interest expense for the three months ended September 30, 2005.
      Net Realized Investment Gains. Net realized investment gains of $1.4 million for the three months ended September 30, 2006 decreased by $50.0 million, from $51.4 million for the three months ended September 30, 2005. The decrease in net realized investment gains is principally due to an increase in mark-to-market net realized losses of $46.2 million on derivatives and short positions, a decrease in net realized gains from fixed income and equity securities of $15.8 million and $10.7 million, respectively, offset by an increase in net foreign exchange gains on short-term and cash equivalents of $17.9 million.
      Including equity in net realized capital gains attributable to our equity investment in HWIC Asia included in investment income, net realized gains were $2.0 million for the three months ended September 30, 2006, a decrease of $50.6 million compared to the three months ended September 30, 2005.
      During the three months ended September 30, 2006 and 2005, net realized investment gains were reduced by other-than-temporary impairment losses in the amount of $8.1 million and $15.2 million, respectively, relating to fixed income and other investments. Other-than-temporary impairments reflect situations where the fair value was below the cost of the securities and the ability of the security to recover its value could not be reasonably determined.

Other Results, Principally Holding Company and Income Taxes
      Other Expenses, Net. Other expenses, net, for the three months ended September 30, 2006 were $6.5 million, compared to $4.3 million for the three months ended September 30, 2005. The other expense, net is primarily comprised of operating expenses of our holding company and includes audit related fees, Sarbanes-Oxley compliance consulting fees, corporate-related legal fees, consulting fees and compensation expense. The increase is due to compensation expense, offset by a reduction in Sarbanes-Oxley compliance consulting fees. Included in other expenses, net, is an expense of $0.2 million related to contracts under deposit accounting for the three months ended September 30, 2006, compared to a benefit of $1.1 million for the three months ended September 30, 2005.
      Interest Expense. We incurred interest expense related to our debt obligations of $9.6 million and $8.1 million for the three months ended September 30, 2006 and 2005, respectively. The higher amount of interest expense primarily reflects our $100.0 million senior debentures offering completed in February 2006.
      Federal and Foreign Income Tax Benefit/ Provision. Our federal and foreign income tax provision for the three months ended September 30, 2006 increased by $94.7 million, to $31.5 million, compared to a tax benefit of $63.2 million for the three months ended September 30, 2005, resulting from increased pre-tax income. Our effective tax rate was 34.4% for the three months ended September 30, 2006, compared to 34.2% for the three months ended September 30, 2005.
      Preferred Dividends. We recorded preferred dividends related to our series A and series B non-cumulative perpetual preferred shares of $2.1 million for the three months ended September 30, 2006. There were no preferred dividends during the third quarter of 2005, as the preferred shares were issued in October 2005.
Liquidity and Capital Resources
      Our shareholders’ equity increased by $368.4 million, or 22.5%, to $2,007.9 million as of September 30, 2006, from $1,639.5 million as of December 31, 2005. The net increase as of September 30, 2006 compared to December 31, 2005 was attributable to net income of $422.0 million, offset by a decrease in accumulated other comprehensive income of $75.9 million after tax and dividends on preferred and common shares of $12.7 million. The net decrease in accumulated other comprehensive income is principally due to a decrease in unrealized appreciation for the nine months ended September 30, 2006 and relates to the recognition of realized gains on equity securities and an increase in interest rates resulting in a reduction in the fair value of fixed income securities. Our book value per common share was $27.04 as of September 30, 2006, representing an increase of $4.73, or 21.2%, from our book value per share of $22.31 as of December 31, 2005.
      On February 22, 2006, we issued $100.0 million aggregate principal amount of floating rate senior debentures, pursuant to a private placement. The net proceeds from the offering, after fees and expenses, were $99.3 million. Use of proceeds was for general corporate purposes, including capital contributions to our operating subsidiaries. The debentures were sold in two tranches, $50.0 million of series A due February 2021, and $50.0 million of series B due February 2016. Interest on each series of debentures is due quarterly on March 15, June 15, September 15 and December 15. The interest rate on each series of debentures is equal to 3-month LIBOR, which is calculated on a quarterly basis, plus 2.20%. The interest rate from February 22, 2006 through March 16, 2006 on each series of debentures was 6.97% per annum. Pursuant to the terms of the indentures, as a result of the delay in filing our Annual Report on Form 10-K, the annual interest rate on each series of debentures was increased, as of March 17, 2006, to 3-month LIBOR as of March 15, 2006 plus 3.20%, which equaled 8.12%. This interest rate remained in effect until March 31, 2006, after which it reverted to 6.97% through September 14, 2006. As of September 15, 2006, the annual interest rate on each series of debentures is 7.59%. The series A debentures are callable by us in 2011 at their par value, plus accrued and unpaid interest, and the series B debentures are callable by us in 2009 at their par value, plus accrued and unpaid interest.
      On August 11, 2006, we announced that, under the terms of the indenture governing our 4.375% convertible senior debentures due 2022 (the “Convertible Notes”), each holder of the Convertible Notes will have the right to convert their Convertible Notes into shares of our common stock beginning on August 14, 2006. As of the close of trading on August 9, 2006, the sale price of our common stock had exceeded 120% of the conversion price of $21.28 for at least 20 trading days in a 30 trading day period. As a result of this event, the Convertible Notes are convertible during the period from August 14, 2006 through November 13, 2006. As of

October 30, 2006, the conversion conditions continued to be satisfied and therefore the Convertible Notes will continue to be convertible during the period from November 14, 2006 through February 13, 2007. Pursuant to the terms of the indenture governing the Convertible Notes, we are permitted to satisfy the conversion obligations in stock or in cash, or in a combination thereof. As of September 30, 2006, in accordance with the indenture, 1.3 million shares of our common stock were issued to the Convertible Notes holders, resulting in a decrease to Convertible Notes and a corresponding increase to shareholders’ equity of $27.9 million. During October 2006, 0.5 million common shares were issued related to $11.2 million principal amount of Convertible Notes that were converted. Subsequent to September 30, 2006, we have not received any conversion notices related to the remaining $23.5 million principal value of Convertible Notes, which could be converted into cash or 1.1 million shares of our common stock, or a combination of cash and stock, at our election.
      For a discussion of our other debt obligations, see Note 8 to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, incorporated by reference in this prospectus.
      Odyssey Re Holdings Corp. is a holding company that does not have any significant operations or assets other than its ownership of Odyssey America, and its principal sources of funds are cash dividends and other permitted payments from its operating subsidiaries, primarily Odyssey America. If our subsidiaries are unable to make payments to the holding company, or are able to pay only limited amounts, we may be unable to pay dividends on our preferred or common shares or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. During 2006, Odyssey America can pay dividends to the holding company of $207.1 million without prior regulatory approval. During the nine months ended September 30, 2006, the holding company received a $60.0 million dividend from Odyssey America (paid in the second quarter of 2006), as compared to a $22.5 million dividend received from Odyssey America during the nine months ended September 30, 2005.
      Holding company cash and cash equivalents equaled $42.6 million as of September 30, 2006, as compared to $102.4 million as of December 31, 2005. The decrease was principally due to a $200.0 million capital contribution to Odyssey America in February 2006, offset by the net proceeds of $99.3 million from the debt offering in February 2006 and a $60.0 million dividend from Odyssey America. The holding company received $25.0 million in proceeds from Clearwater in March 2006 in the form of an interest bearing loan, which was repaid by the holding company in June 2006. In addition, we repurchased $16.9 million principal value of our Convertible Notes during the nine months ended September 30, 2006 for $19.3 million in cash, representing a premium of $2.4 million. Holding company cash is also used to pay interest due on our debt obligations and dividends on our common and preferred shares during the period.
      Odyssey America’s liquidity requirements are principally met by cash flows from operating activities, which principally result from collections of premiums, reinsurance recoverables and investment income, net of paid losses, acquisition costs and underwriting and investment expenses. We seek to maintain sufficient liquidity to satisfy the timing of projected claim payments and operating expenses. The estimate of claim payments is inherently uncertain and the timing and ultimate amount of actual claim payments will vary based on the frequency and severity of losses across various lines of business. Claim payments can accelerate due to a variety of factors, including losses stemming from catastrophic events, which are typically paid out in a short liquidity to satisfy the timing of projected claim payments and operating expenses. The estimate of claim payments is inherently uncertain and the timing and ultimate amount of actual claim payments will vary based on the frequency and severity of losses across various lines of business. Claim payments can accelerate due to a variety of factors, including losses stemming from catastrophic events, which are typically paid out in a short period of time, legal settlements or emerging claim issues. We estimate claim payments, net of associated reinsurance recoveries, of approximately $1.2 billion during 2006. The timing and certainty of associated reinsurance collections which may be due to us can add uncertainty to our liquidity position to the extent amounts are not received on a timely basis. As of September 30, 2006, our operating subsidiaries maintained cash and cash equivalents of $2.8 billion, which is readily available for expected claim payments. In addition, our liquidity is enhanced through the collection of premiums on new business written through the year. We believe our cash resources, together with readily marketable securities, are sufficient to satisfy expected payment obligations, including any unexpected acceleration in claim payments or timing differences in collecting reinsurance recoverables.
      Although the obligations of our reinsurers to make payments to us are based on specific contract provisions, these amounts only become recoverable when we make a payment of the associated loss amount, which may be several years, or in some cases decades, after the actual loss occurred. Reinsurance recoverables on unpaid losses, which represent 85.1% of our total reinsurance recoverables as of September 30, 2006, will not be due for collection until some time in the future, and over this period of time, economic conditions and the operational performance of a particular reinsurer may negatively impact its ability to meet its future obligations to us. We manage our exposure by entering into reinsurance transactions with companies that have a strong capital position and a long term financial profile, or by establishing the appropriate collateral requirements.
      Our total reinsurance recoverable on paid losses as of September 30, 2006, net of the reserve for uncollectible reinsurance, is $138.1 million. The top ten reinsurers measured on total reinsurance recoverables on paid losses represent $101.9 million, or 73.8% of the total paid loss recoverable, of which $75.1 million is fully collateralized and the remaining $63.0 million is with highly rated companies. The remaining $36.2 million recoverable on paid losses is with numerous companies, and no single company has a balance greater than $4.3 million net of the reserve on uncollectible reinsurance. Approximately $75.2 million of our total reinsurance recoverable on paid losses is current billings, and $62.9 million is over 120 days past due. The change in the economic conditions of any of our retrocessionaires may impact their ability to meet their obligations and negatively impact our liquidity. During the second quarter of 2006, we commuted certain whole account aggregate excess of loss reinsurance agreements for total cash consideration of $80.6 million through the settlement of funds held under reinsurance contracts (included as a liability on our consolidated balance sheet) and the receipt of cash from the reinsurer. During the second quarter of 2006, the commutation of these contracts decreased our paid and unpaid reinsurance recoverables as of December 31, 2005 by $71.0 million. During the three months ended September 2006, we commuted our 1995 Stop Loss Agreement resulting in a decrease of unpaid reinsurance recoverables of $71.8 million.
      Cash provided by operations was $624.4 million for the nine months ended September 30, 2006, compared to $419.9 million for the nine months ended September 30, 2005. This reflects an increase in cash provided by operations of $204.5 million, or 48.7%, over the corresponding period of 2005. The increase principally relates to the $78.0 million received from nSpire Re related to the 1995 Stop Loss Agreement. Cash provided by operations was $281.7 million for the three months ended September 30, 2006, compared to $190.9 million for the three months ended September 30, 2005. This reflects an increase in cash provided by operations of $90.8 million, or 47.6%, over the corresponding period of 2005. The increase principally relates to the $32.3 million of tax recoverables received during the three months ended September 30, 2006 as compared to the $11.8 million tax payments made during the three months ended September 30, 2005.
      Total investments and cash amounted to $6.8 billion as of September 30, 2006, an increase of $831.1 million compared to December 31, 2005. Our average invested assets were $6,385.9 million for the nine months ended September 30, 2006, as compared to $5,442.9 million for the nine months ended September 30, 2005. It is anticipated that our cash and cash equivalents will continue to be reinvested on a basis consistent with our long-term, value oriented investment philosophy. Cash and short-term investments represented 46.5% and 28.9%, respectively, of our total investments and cash as of September 30, 2006 and December 31, 2005. Total fixed income securities were $2.4 billion as of September 30, 2006, with a dollar weighted average rating of “AA” as measured by Standard and Poor’s. The duration of our investment portfolio, including cash and cash equivalents, was 4.5 years, which exceeds the duration of our liabilities. We believe this difference is mitigated by the significant amount of cash and cash equivalents maintained and our cash provided by operations. We reduced our holdings of equity securities during the first nine months of 2006, principally through the redemption of our interest in HWIC Asia.
      During the second quarter of 2004, Odyssey America pledged to the Society and Council of Lloyd’s the equivalent of £110 million of U.S. Treasury Notes (“the pledged assets”) on behalf of Advent Capital (Holdings) PLC (“Advent”) to support Advent’s underwriting activities for the 2001 to 2005 underwriting years of account. Advent is 46.8% owned by Fairfax and its affiliates, which includes 8.9% held by us. nSpire Re, a subsidiary of Fairfax, had previously pledged assets at Lloyd’s on behalf of Advent pursuant to a November 2000 agreement with Advent. Advent is responsible for the payment of any losses to support its underwriting activities and the capital resources of Advent, including its newly deposited funds at Lloyd’s, are first available to support any losses prior to a draw down of Odyssey America’s pledged assets. In consideration of Odyssey America pledging the assets, nSpire Re agreed to pay Odyssey America a fee equal to 2.0% per annum of the pledged assets, which we consider to be representative of commercial market terms. The pledged assets continue to be owned by Odyssey America, and Odyssey America receives any investment income thereon. The securities are carried at fair value under total investments and cash in our consolidated financial statements and are classified as available for sale. As additional consideration for, and further protection of, the pledged assets, nSpire Re has provided Odyssey America with indemnification in the event of a draw down on the pledged assets. Odyssey America retains the right to withdraw the pledged assets at any time upon 180 days written notice to nSpire Re. nSpire Re retains the obligation to pledge assets on behalf of Advent. In any event, the placement of funds at Lloyd’s will automatically terminate effective no later than December 31, 2008 and any remaining pledged assets will revert to Odyssey America at that time. The pledge of assets is not considered material to our liquidity and capital resources. In January 2006, Odyssey America received assets with a value of approximately £38 million, representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of £38 million in new funds at Lloyd’s. In September 2006, Odyssey America received assets with a value of approximately £7.5 million, representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of such amount in new funds at Lloyd’s. Following these returns of assets, Odyssey America has approximately £64.5 million pledged to Lloyd’s in support of Advent and will continue to receive a fee for these pledged assets. We believe that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business.
      On August 24, 2006, our Board of Directors declared a quarterly cash dividend of $0.03125 per common share to be paid on or before September 30, 2006 to all common shareholders of record as of September 15, 2006, resulting in an aggregate dividend of $2.2 million paid during the third quarter of 2006.
      On August 24, 2006, our Board of Directors declared quarterly dividends of $0.5078125 per share on our 8.125% non-cumulative series A preferred shares and $0.546875 per share (equal to 8.750% per annum) on our floating rate series B preferred shares. Total dividends of $2.1 million were paid on October 20, 2006 to series A and series B preferred shareholders of record on September 30, 2006.
      We maintain a revolving credit facility that provides $150.0 million for direct, unsecured borrowings. The credit facility is available for working capital and other corporate purposes, and for the issuance of secured or unsecured letters of credit. As of September 30, 2006, there was $51.8 million outstanding under the credit facility, all of which was in support of letters of credit.
Financial Strength and Credit Ratings
      The Company and its subsidiaries are assigned financial strength (insurance) and credit ratings from internationally recognized rating agencies, which include A.M. Best Company, Inc., Standard & Poor’s Insurance Rating Services and Moody’s Investors Service. Financial strength ratings represent the opinions of the rating agencies of the financial strength of a company and its capacity to meet the obligations of insurance and reinsurance contracts. The rating agencies consider many factors in determining the financial strength rating of an insurance or reinsurance company, including the relative level of statutory surplus necessary to support the business operations of the company.
      These ratings are used by insurers, reinsurers and intermediaries as an important means of assessing the financial strength and quality of reinsurers. A reduction in our financial strength ratings could limit or prevent us from writing new reinsurance or insurance business. The financial strength ratings of our principal operating subsidiaries are: A.M. Best: “A” (Excellent); Standard & Poor’s: “A-” (Strong); and Moody’s: “A3” (Good Financial Security). These ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors, nor are they recommendations to buy, sell or hold securities.
      Our senior unsecured debt is currently rated “BBB-” by Standard & Poor’s, “Baa3” by Moody’s and “bbb” by A.M. Best. Our series A and series B preferred shares are currently rated “BB” by Standard & Poor’s, “Ba2” by Moody’s and “bb+” by A.M. Best.
      Following our announcement on March 16, 2006 that the filing of our 2005 Annual Report on Form 10-K would be delayed in connection with the restatement of our consolidated financial results, Standard & Poor’s placed on CreditWatch with negative implications our counterparty credit, senior unsecured debt and preferred stock ratings and the financial strength ratings of our principal operating subsidiaries. In addition, Moody’s revised from “stable” to “negative” the outlook for our senior debt and preferred stock and the insurance financial strength ratings of our principal operating subsidiaries. Further, A.M. Best placed under review with negative implications our debt ratings and the financial strength ratings of our principal operating subsidiaries. Following the March 31, 2006 filing of our 2005 Annual Report on Form 10-K, Standard & Poor’s, Moody’s and A.M. Best Company removed our ratings from “CreditWatch with negative implications”, “negative outlook” and “under review with negative implications”, respectively, and affirmed the financial strength ratings of our principal operating subsidiaries at “A-” (Strong), “A3” (Good Financial Security) and “A” (Excellent), respectively.
      On July 28, 2006, Standard & Poor’s placed several of its ratings of Fairfax and its subsidiaries on CreditWatch with negative implications. The ratings on CreditWatch included our “BBB-” counterparty credit ratings, and our “A-” counterparty credit and financial strength ratings of our subsidiaries. On October 25, 2006, we were removed from Standard & Poor’s CreditWatch with negative implications. Our “A-” counterparty credit and financial strength ratings of our subsidiaries were confirmed and placed on outlook negative. Our “BBB-” counterparty credit rating and “BB” preferred stock ratings were also confirmed and placed on outlook negative.
Off-Balance Sheet Arrangements
      We have off-balance sheet arrangements, including certain arrangements with affiliated companies, that have financial implications. A description of these arrangements is provided in Note 12 to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, incorporated by reference in this prospectus.

MANAGEMENT
Directors and Executive Officers
      The table below sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Positions

V. Prem Watsa	56	Chairman of the Board
James F. Dowd	65	Vice Chairman of the Board
Andrew A. Barnard	51	President, Chief Executive Officer and Director
Michael G. Wacek	50	Executive Vice President
R. Scott Donovan	49	Executive Vice President and Chief Financial Officer
Anthony J. Narciso, Jr.	59	Senior Vice President and Controller
Donald L. Smith	59	Senior Vice President, General Counsel and Corporate Secretary
Peter M. Bennett	72	Director(2)
Anthony F. Griffiths	76	Director(1)
Patrick W. Kenny	63	Director(1)(2)
Samuel A. Mitchell	63	Director
Brandon W. Sweitzer	64	Director(1)
Paul M. Wolff	65	Director(2)

(1)	Member of our Audit Committee and our Compensation Committee.

(2)	In September 2006, our board of directors established the Transaction Review Committee to assist and advise the board in reviewing material transactions between us and our officers, directors, shareholders, and affiliates. Directors not otherwise affiliated with Fairfax, our majority shareholder, are eligible to serve on the Committee. Peter Bennett, Patrick Kenny and Paul Wolff presently comprise the Committee.

      V. Prem Watsa is the Chairman of our board of directors. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited since 1985 and as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa is a resident of Toronto, Ontario, Canada.
      James F. Dowd is the Vice Chairman of our board of directors. Mr. Dowd has served as President and Chief Executive Officer of Fairfax Inc., and Chairman of FFHL Group Ltd., each a holding company subsidiary of Fairfax Financial Holdings Limited, since January 1998. Mr. Dowd served as the Chairman of Cunningham Lindsey Group Inc., a publicly traded affiliate of OdysseyRe, from December 2001 to April 2006, and continues to serve as a director. Mr. Dowd has served as Chairman and Chief Executive Officer of Fairfax Asia Limited since 2002. Mr. Dowd served as Chairman of the Board and Chief Executive Officer of Odyssey Reinsurance Corporation (now known as Clearwater Insurance Company) from July 1996 to December 1997, and as President, Chairman and Chief Executive Officer from August 1995 to September 1996. Mr. Dowd served as Chairman of the Board and Chief Executive Officer of Willis Faber North America, Inc. from February 1993 to May 1995. He also served in various executive positions including Chairman of the Board, President and Chief Executive Officer of Skandia America Corporation and Skandia America Reinsurance Corporation from December 1971 to October 1992. Mr. Dowd has over 35 years of experience in the insurance business. Mr. Dowd is a resident of New Canaan, Connecticut.
      Andrew A. Barnard is our President and Chief Executive Officer and one of our directors. Mr. Barnard currently serves as Chairman of the Board and Chief Executive Officer of Odyssey America Reinsurance

Corporation, Clearwater Insurance Company, Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. Mr. Barnard is also Chairman of the Board and a Director of Newline Underwriting Management Limited. Mr. Barnard served as President, Chief Executive Officer and director of Odyssey Re Group Ltd. (now known as FFHL Group Ltd.), one of our parent companies, from January 1998 to June 2001. He also served as President and Chief Executive Officer of Odyssey Reinsurance Corporation (now known as Clearwater Insurance Company) from January 1998 to April 1999 and as President and Chief Operating Officer from July 1996 to December 1997. Mr. Barnard has 29 years of experience in the reinsurance business. Before joining us, Mr. Barnard served as Executive Vice President, Chief Underwriting Officer and a director of Transatlantic Holdings from 1989 to 1996; Vice President of Reliance Reinsurance from 1985 to 1989; and Assistant Vice President of Skandia Group from 1977 to 1985. Mr. Barnard currently serves on the boards of St. John’s University School of Risk Management and the U.S. Chamber Institute for Legal Reform. Mr. Barnard is a resident of Dobbs Ferry, New York.
      Michael G. Wacek is our Executive Vice President. Mr. Wacek has served as President of Odyssey America Reinsurance Corporation since September 2001. Before that time, he was President and Chief Executive Officer of Odyssey America Reinsurance Corporation since February 1998 and of Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation since April 1999. He currently serves as a director of Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. Mr. Wacek began his career in the insurance and reinsurance industry in 1978. Before joining us, Mr. Wacek was employed by St. Paul Reinsurance Company Ltd., most recently as the Managing Director, from 1989 to 1998. Prior to that, he served with E.W. Blanch Company from 1984 to 1988, most recently as Senior Vice President, and at St. Paul Fire & Marine Insurance from 1978 to 1984, most recently as Assistant Actuary. Mr. Wacek is a resident of Greenwich, Connecticut.
      R. Scott Donovan is our Executive Vice President and Chief Financial Officer, effective August 15, 2006. Mr. Donovan’s career spans 27 years of financial and operational experience. From 1999 through August 2006, Mr. Donovan worked for TIG Insurance Group, an affiliate of OdysseyRe, most recently as President and Chief Operating Officer of TIG Insurance Group, and prior to that as Chief Financial Officer; before joining TIG Insurance Group, Mr. Donovan held the position of Senior Vice President and Chief Financial Officer for Coregis Insurance Company, a wholly owned subsidiary of GE Capital. Mr. Donovan is a resident of Southlake, Texas.
      Anthony J. Narciso, Jr. is our Senior Vice President and Controller. Since April 1999, Mr. Narciso has served as Senior Vice President and Chief Financial Officer of Odyssey America Reinsurance Corporation and Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation. He served as Senior Vice President and Controller of Clearwater Insurance Company from May 1993 to April 1999. Since July 2004 and November 2004, respectively, he has served as Senior Vice President and as a director of Hudson Specialty Insurance Company, and as Senior Vice President and Chief Financial Officer of Clearwater Select Insurance Company. Mr. Narciso has 36 years of experience in the insurance and reinsurance business. Before joining us, Mr. Narciso served as Assistant Vice President and Assistant Comptroller of The Continental Corporation from 1981 to 1982, Controller of Continental Reinsurance Corp. from 1977 to 1981, Secretary of Interemco Inc. from 1975 to 1977, and Chief Corporate Accountant of Midland Insurance Company from 1971 to 1975. Mr. Narciso is a resident of Kings Park, New York.
      Donald L. Smith is our Senior Vice President, General Counsel and Corporate Secretary. Mr. Smith has served as Senior Vice President, General Counsel and Corporate Secretary, and director of Odyssey America Reinsurance Corporation since September 1999. He has served as Senior Vice President, General Counsel and Corporate Secretary, and director of Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation, since September 1999, and of Clearwater Select Insurance Company since November 2004. He has served as a director of Hudson Insurance Company since April 1997 and Hudson Specialty Insurance Company since October 2003. Before joining us in 1995, Mr. Smith was an attorney in private practice in New York City. A graduate of the University of Chicago Law School, Mr. Smith is a member of the New York State Bar Association. Mr. Smith is a resident of New Canaan, Connecticut.

      Peter M. Bennett is a member of our board of directors. Since 1997, Mr. Bennett has been Deputy Chairman of Aon Re Canada. Mr. Bennett served as President of the Canadian International Reinsurance Brokers from 1972 until 1984, in partnership with Le Blanc Eldridge Parizeau of Montreal, until the two companies merged in 1984 to become BEP International. Mr. Bennett served as the Chairman of the Canadian operation. Prior to that Mr. Bennett spent ten years as a facultative and treaty broker for Guy Carpenter, following three years in the Lloyd’s market. Mr. Bennett is a resident of Toronto, Ontario, Canada.
      Anthony F. Griffiths is a member of our board of directors. Mr. Griffiths is currently an independent business consultant and corporate director. He is a director of Fairfax, and of various operating subsidiaries of Fairfax, including Crum & Forster Holdings Corp., Lindsey Morden Group Inc. and Northbridge Financial Corporation. He is also a director of Hub International Limited, Alliance Atlantis Communications Inc., Vitran Corporation, PreMD Inc., Jaguar Mining Inc., Novadaq Technologies Inc., and Russel Metals Inc. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths serves on the Audit Committees of Fairfax, Crum & Forster Holdings Corp., Northbridge, Lindsey Morden, Alliance Atlantis Communications and Jaguar Mining, Inc. Mr. Griffiths is a resident of Toronto, Ontario, Canada. Mr. Griffiths currently serves on our Audit and Compensation Committees.
      Patrick W. Kenny is a member of our board of directors. Mr. Kenny serves on our Audit, Compensation and Transaction Review Committees. Mr. Kenny has served as the president and chief executive officer of the International Insurance Society in New York, an organization dedicated to fostering the exchange of ideas through a program of international seminars and sponsored research, since June 2001. From 1998 to June 2001, Mr. Kenny served as executive vice president of Frontier Insurance Group, Inc., where his primary responsibilities were to oversee the group’s finance and accounting functions and its financial and strategic planning. From 1995 to 1998, Mr. Kenny served as senior vice president of SS&C Technologies, where he was responsible for mergers and acquisitions, and relationships with banking and regulatory institutions. From 1988 to 1994, Mr. Kenny served as Group Executive, Finance & Administration and Chief Financial Officer of Aetna Life & Casualty, where he was responsible for Corporate Finance and Communications, Internal Auditing, Information Technology and Investor Relations. Mr. Kenny spent the first 23 years of his career at KPMG Peat Marwick, last serving as Senior Audit Partner. He is currently a director of Foresters, where he serves on the Human Resources and Compensation, and Investment Committees, and the ING Funds, where he chairs the Compliance Committee, and serves on the Audit and the International Investment Review Committees. He is also a director of Assured Guaranty Ltd., where he serves on the Audit Committee, the Risk Oversight Committee and as Chairman of the Compensation Committee.
      Samuel A. Mitchell has been a member of our board of directors and a principal of Hamblin Watsa Investment Counsel Limited, a wholly owned subsidiary of Fairfax Financial Holdings Limited, since 2004. Mr. Mitchell was a co-founder of Marshfield Associates, and served as a Managing Director from 1993 until 2004. Mr. Mitchell served as Director of Research and Federal Relations for the Federation of American Health Systems from 1981 to 1993. Mr. Mitchell was also a Director of Research for the Health Industry Manufacturers Association. Mr. Mitchell was a co-founder of Research From Washington, a Smith Barney unit that advised large institutional investors on the outlook for legislation and federal government initiatives, and their likely economic impact. Mr. Mitchell is a resident of Warrenton, Virginia.
      Brandon W. Sweitzer is a member of our board of directors. Mr. Sweitzer is a member and a Senior Fellow of the Chamber of Commerce of the United States and is Senior Advisor to the President and Chief Executive Officer of that organization. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. Mr. Sweitzer also served as President and Chief Executive Officer of Guy Carpenter & Company from 1996 to 1999. Mr. Sweitzer is also a director of Fairfax Financial Holdings Limited. He currently serves on the boards of Integro Ltd., Save the Children, U.S.A. and the St. John’s University School of Risk Management. Mr. Sweitzer is a resident of New Canaan, Connecticut. Mr. Sweitzer currently serves on our Audit and Compensation Committees.
      Paul M. Wolff is a member of our board of directors. Mr. Wolff is a partner of the law firm Williams & Connolly. Mr. Wolff is a graduate of the University of Wisconsin and the Harvard Law School. He began his career with Williams & Connolly in 1967 and became a partner in 1975. He served 10 years as a member of the firm’s executive committee. Mr. Wolff is a director of the Economic Club of Washington. Mr. Wolff is Trustee and a member of the Executive Committee of the Federal City Council. He has served as a director of numerous non-profit and philanthropic organizations, including American University, the Corcoran Gallery of Art, the District of Columbia Sports Commission and Washington Performing Arts Society. He is a Fellow of the American Bar Foundation and the American Law Institute. Mr. Wolff is a resident of Washington D.C.

DESCRIPTION OF COMMON SHARES
      Our amended and restated certificate of incorporation authorizes the issuance of up to 500,000,000 shares of common stock, par value $.01 per share. Holders of record of common shares are entitled to one vote per share on all matters upon which securityholders have the right to vote. The rights attached to the common shares do not provide for cumulative voting rights or preemptive rights. Therefore, holders of more than 50% of the common shares are able to elect all our directors eligible for election each year. All issued and outstanding common shares, including any shares offered by the selling shareholders, are validly issued, fully paid and non-assessable. Holders of our common shares, subject to the preferential rights of the holders of any preferred shares, including our currently outstanding preferred shares, are entitled to such dividends as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. Upon dissolution, holders of our common shares are entitled to share pro rata in the assets of our company remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred shares then outstanding. There are no redemption or sinking fund provisions applicable to the common shares.
      The common shares are listed on the New York Stock Exchange under the symbol “ORH.”
Registration Rights
      We have granted certain registration rights to TIG Insurance Company and ORH Holdings Inc., each a wholly owned subsidiary of our majority shareholder, Fairfax Financial Holdings Limited. The registration rights agreement includes rights to require us to register the offer and sale of our common shares held by TIG and ORH Holdings on up to three different occasions. Each of TIG and ORH Holdings may also require us to file registration statements on Form S-3 under certain circumstances. The registration rights agreement also includes the right to require us to include our common shares held by TIG and ORH Holdings in up to three future registration statements that we file with the SEC. The agreement also provides TIG and ORH Holdings with comparable rights to require us to qualify their common shares for distribution, by prospectus or otherwise, in any province or territory of Canada in which we are a reporting issuer. We will also provide TIG and ORH Holdings with the right to participate in any securities offerings by us in order to maintain their percentage ownership. These rights are subject to various conditions and limitations.
      We will bear all expenses incurred in connection with these registrations, other than any underwriting discounts and commissions. Registration of common shares upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction.
Delaware Anti-Takeover Statute and Charter Provisions
      Under Delaware law, we may not engage in a “business combination,” which includes a merger or sale of more than 10% of our assets, with any “interested shareholder,” namely, a shareholder who owns 15% or more of our outstanding voting shares, as well as affiliates and associates of any of these persons, for three years following the time that shareholder became an interested shareholder unless:

•	the transaction in which the shareholder became an interested shareholder is approved by our Board of Directors prior to the time the interested shareholder attained that status;

•	upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

•	at or after the time the shareholder became an interested shareholder the business combination is approved by the Board of Directors and authorized at an annual or special meeting of securityholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

      The authorization of undesignated preferred shares in our charter makes it possible for our Board of Directors to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.
Limitations on Liability and Indemnification of Officers and Directors
      Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.
Transfer Agent and Registrar
      The transfer agent and registrar for our common shares is The Bank of New York.

SELLING SHAREHOLDERS
      An aggregate of 9,000,000 of our common shares are being sold by the selling shareholders. The table below sets forth, as of the date of this prospectus, the number of our common shares that each selling shareholder owns and the number of such shares being registered for sale by such selling shareholder under this prospectus. The percentage of outstanding common shares owned prior to the offering is based on 71,166,550 of our common shares outstanding as of November 13, 2006. The percentage of outstanding common shares owned after the offering assumes that all of the common shares registered by each selling shareholder under this prospectus have been sold. Except as disclosed below, the selling shareholders do not have, and within the past three years have not had, any position, office or other material relationship with us or any of our affiliates.

		Percentage of			Percentage of
	Common Shares	Outstanding	Maximum		Outstanding
	Directly Owned	Common Shares	Number of Shares	Common Shares	Common Shares
	Prior	Directly Owned	That May be	Directly Owned	Directly Owned
Name of Selling Shareholder	to Offering	Prior to Offering	Offered Hereby	After Offering	After Offering

Fairfax Inc.(1)(2)(3)	5,389,400	7.6%	2,833,333	2,556,067	3.6%
ORH Holdings Inc.(1)(2)(3)	6,166,667	8.7%	6,166,667	0	0%

(1)	Fairfax Inc. and ORH Holdings Inc. are wholly-owned subsidiaries of Fairfax. As of the date of this prospectus, Fairfax beneficially owned 52,564,400, or 73.9%, of our common shares. Following the offering, Fairfax will beneficially own 43,564,400, or 61.2%, of our common shares.

(2)	The number of shares owned by Fairfax Inc. and the percentage of outstanding common shares owned by Fairfax Inc. prior to and after the offering set forth in the table above only reflect the common shares directly owned by Fairfax Inc. As of the date of this prospectus, Fairfax Inc. beneficially owned 52,389,000, or 73.6%, of our common shares. Following the offering, Fairfax Inc. will beneficially own 43,389,000, or 61.0%, of our common shares. As of the date of this prospectus, ORH Holdings Inc. beneficially owned 6,166,667, or 8.7%, of our common shares. Following the offering, ORH Holdings Inc. will not beneficially own any of our common shares. The common shares beneficially owned by Fairfax Inc. include the common shares beneficially owned by ORH Holdings Inc. Following this offering, ORH Holdings Inc. may purchase outstanding common shares from another subsidiary of Fairfax, in which case the number of common shares owned by ORH Holdings Inc. following this offering would be greater than as shown above. Such a purchase by ORH Holdings Inc. would have no effect on the number of common shares beneficially owned by Fairfax.

(3)	V. Prem Watsa, Chairman of our board of directors, controls The Sixty Two Investment Company Limited (“Sixty Two”), which owns subordinate and multiple voting shares representing 47.8% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 48.6% of the total votes attached to all classes of Fairfax’s shares. For more information regarding ownership by Fairfax of our common shares, see “Common Share Ownership by Directors and Executive Officers and Principal Stockholders” included in our Proxy Statement related to our annual general meeting held on April 28, 2006, which section is incorporated by reference in our Annual Report on Form 10-K/ A, which is incorporated by reference in this prospectus. In addition, we have engaged in certain transactions, and are a party to certain agreements, with Fairfax and some of its affiliates. See “Certain Relationships and Related Transactions” included in our Proxy Statement related to our annual general meeting held on April 28, 2006, which section is incorporated by reference in our Annual Report on Form 10-K/ A, which is incorporated by reference in this prospectus.
      Fairfax has advised us that it intends to use the proceeds it receives from this offering for general corporate purposes, which may include opportunistically effecting open market or privately negotiated repurchases of its outstanding debt or shares.
      The number of shares owned and the percentage of outstanding common shares owned after the offering set forth above do not reflect the exercise of the underwriters’ over-allotment option. If the over-allotment option is exercised in full, 1,350,000 additional common shares will be sold by Fairfax Inc. If the over-allotment option is exercised in full, following the offering, Fairfax will beneficially own 42,214,400, or 59.3%, of our common shares.

UNDERWRITING
      Under the terms of, and subject to the conditions contained in, an underwriting agreement dated as of                     , 2006, each of the underwriters named in the table below (the “underwriters”) has severally agreed to purchase, and the selling shareholders have agreed to sell to it, the number of our common shares listed next to its name in the following table.

Underwriter	Number of Shares

Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
UBS Securities LLC
Ferris, Baker Watts, Incorporated
Keefe, Bruyette & Woods, Inc.
BMO Capital Markets Corp.
Dowling & Partners Securities, LLC
Scotia Capital (USA) Inc.
Fox-Pitt, Kelton Incorporated
Sandler O’Neill & Partners, L.P.

Total	9,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares in the offering if any are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described in the following paragraph.
      The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,350,000 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.
      The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholders.

	Per Share	Total

Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling shareholders, before expenses	$	$
      Without the prior written consent of Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, on behalf of the underwriters, we, the selling shareholders and each of OdysseyRe’s directors and executive officers have agreed that none of such persons will, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or file any registration statement under the Securities Act of 1933 with respect to the foregoing or announce any intention to effect any such transaction; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;
whether any transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise.
      The restrictions described in the previous paragraph do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is described in this prospectus;

•	grants, issuances, or exercises under our existing employee benefits plans;

•	the issuance and sale by us in an underwritten offering of our common shares or securities convertible into or exercisable or exchangeable for our common shares to raise funds as a result of a large catastrophe loss event impacting our reinsurance or insurance portfolio, if in the good faith judgment of our management, we determine that such additional funds are necessary to maintain our existing ratings or ratings outlook;

•	transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of this offering;

•	transfers by any person other than us of common shares or any security convertible, exchangeable for or exercisable into common shares as a bona fide gift or gifts as a result of operation of law or testate or in testate succession, provided that the transferee agrees to be bound by the restrictions described in the previous paragraph;

•	transfers by any person other than us to a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held, directly or indirectly, by such person, provided that the transferee agrees to be bound by the restrictions described in the previous paragraph; or

•	distributions by any person other than us of common shares or any security convertible, exchangeable for or exercisable into common shares to limited partners or stockholders of such person, provided that such distributee agrees to be bound by the restrictions described in the previous paragraph.
      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. The underwriters may bid for, and purchase common shares in the open market to stabilize the price of the common shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of those liabilities.
      We estimate that the total expenses of this offering payable by us will be approximately $232,193.85.
      Certain of the underwriters and their affiliates have provided, from time to time, and may continue to provide, investment banking, commercial banking, financial and other services to us for which we have paid, and intend to pay, customary fees. Wachovia Bank, National Association acts as administrative agent and L/ C issuer, Wachovia Capital Markets, LLC acts as sole lead arranger and sole book runner and Citibank, N.A. acts as a documentation agent under our senior secured credit facility. Such underwriters and their affiliates have received customary cash commissions and fees in connection with these services.
Notice to Prospective Investors in the European Economic Area
      In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.
      Each purchaser of common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.
      For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.
      The sellers of the common shares have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common shares as contemplated in this prospectus. Accordingly, no purchaser of the common shares, other than the underwriters, is authorized to make any further offer of the common shares on behalf of the sellers or the underwriters.
Notice to Prospective Investors in the United Kingdom
      This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to Prospective Investors in France
      Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).
The common shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
LEGAL MATTERS
      The validity of the common shares offered by us will be passed upon for us by Donald L. Smith, our Senior Vice President, General Counsel and Corporate Secretary. Certain legal matters will be passed upon for us by Shearman & Sterling LLP and for the underwriters by their counsel Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
      The financial statements, the related financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this prospectus by reference to our Annual Report on Form 10-K/ A for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Odyssey Re Holdings Corp.
9,000,000 Common Shares

PROSPECTUS

                    , 2006
Citigroup
Wachovia Securities
UBS Investment Bank
Ferris, Baker Watts
Incorporated
Keefe, Bruyette & Woods
BMO Capital Markets
Dowling & Partners Securities
Scotia Capital
Fox-Pitt, Kelton
Sandler O’Neill + Partners, L.P.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.     Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$42,193.85
Printing fees	40,000
Accountant’s fees and expenses	30,000
Legal fees and expenses	100,000
Miscellaneous expenses	20,000

Total(1)	$232,193.85

(1)	The amounts set forth above are estimates except for the SEC registration fee. The registrant (“OdysseyRe”) will pay all expenses.
Item 14.     Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      OdysseyRe has entered into indemnification agreements with its officers and directors. Such indemnification agreements are intended to supplement our officers’ and directors’ liability insurance and to provide our officers and directors with specific contractual assurance that the protection provided by our amended and restated certificate of incorporation will continue to be available regardless of, among other things, an amendment to our certificate of incorporation or a change in management or control of OdysseyRe. Such indemnification agreements provide for prompt indemnification to the fullest extent permitted by law and for the prompt advancement of expenses, including attorneys’ fees and all other costs and expenses incurred in connection with any action, suit or proceeding in which the director or officer is a witness or other participant, or to which the director or officer is a party, by reason (in whole or in part) of service in such capacities. Such indemnification agreements provide a mechanism for court relief if indemnification or expense advances are denied or not received within the periods specified in such agreements. Indemnification and advancement of expenses are also provided with respect to a court proceeding initiated for a determination of rights under such indemnification agreements and for certain other matters.
      Our amended and restated certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee, agent, trustee, committee member or representative of OdysseyRe (or is or was serving at the request of OdysseyRe as a director, officer, employee, agent, trustee, committee member or representative of any other entity, including service with respect to employee benefit plans) shall be indemnified and held harmless by OdysseyRe, to the full extent permitted by Delaware law, as in effect from time to time, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person acting in such capacity.
      Our amended and restated certificate of incorporation provides that the rights to indemnification and the payment of expenses provided thereby shall not be exclusive of any other right which any person may have or acquire under any statute, any provision of our amended and restated certificate of incorporation or our amended and restated by-laws, agreement or otherwise. Any repeal or modification of such indemnification provisions shall not adversely affect any right or protection of a director or officer with respect to any conduct of such director or officer occurring prior to such repeal or modification.
      Our amended and restated certificate of incorporation provides that OdysseyRe will indemnify its directors for monetary damages to OdysseyRe and its securityholders for any breach of fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to our company or our securityholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend and unlawful share purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.
      In addition, OdysseyRe maintains liability insurance for its directors and officers.
Item 15.     Recent Sales of Unregistered Securities
      On February 22, 2006, OdysseyRe completed the private sale of (i) $50 million aggregate principal amount of floating rate senior debentures, Series A due 2021 (the “Series A Notes”) and (ii) $50 million aggregate principal amount of floating rate senior debentures, Series B due 2016 (the “Series B Notes” and together with the Series A Notes, the “Notes”). The Notes were sold to “qualified institutional buyers” as defined under Rule 144A under the Securities Act of 1933, in a private placement pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
Item 16.     Exhibits and Financial Statement Schedules
      The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.
      The financial statement schedules are included in OdysseyRe’s Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2005, incorporated by reference into the prospectus contained in this registration statement. See the Index to Consolidated Financial Statements included in OdysseyRe’s Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2005.
Item 17.     Undertakings
      a. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      b. The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Stamford, State of Connecticut.

ODYSSEY RE HOLDINGS CORP.

By:	/s/ R. Scott Donovan

Name: R. Scott Donovan

Title:	Executive Vice President and Chief Financial Officer
Dated: November 24, 2006

POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints, jointly and severally, V. Prem Watsa, Andrew A. Barnard and R. Scott Donovan, his true and lawful attorneys-in-fact and agents, each of whom may act alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature		Title	Date

* Andrew A. Barnard		President, Chief Executive Officer and Director (Principal Executive Officer)	November 24, 2006

/s/ R. Scott Donovan R. Scott Donovan		Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 24, 2006

* V. Prem Watsa		Director	November 24, 2006

* James F. Dowd		Director	November 24, 2006

* Peter M. Bennett		Director	November 24, 2006

* Anthony F. Griffiths		Director	November 24, 2006

/s/ Patrick W. Kenny Patrick W. Kenny		Director	November 24, 2006

* Samuel A. Mitchell		Director	November 24, 2006

* Brandon W. Sweitzer		Director	November 24, 2006

* Paul M. Wolff		Director	November 24, 2006

By:	/s/ R. Scott Donovan Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation (incorporated herein by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001). Also see Exhibits 4.8 and 4.9 hereto.
3.2		Amended and Restated By-Laws (incorporated herein by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
4.1		Specimen Certificate representing Common Stock (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
4.2		Indenture dated June 18, 2002 between Odyssey Re Holdings Corp. and The Bank of New York regarding the 4.375% Convertible Senior Debentures due 2022 (incorporated herein by reference to Exhibit 4.3 of the Registrant’s registration statement on Form S-3, filed on August 8, 2002).
4.3		Indenture dated October 31, 2003 between Odyssey Re Holdings Corp. and The Bank of New York regarding the 6.875% Senior Notes due 2015 and the 7.65% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003).
4.4		Global Security dated October 31, 2003 representing $150,000,000 aggregate principal amount of 7.65% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 of the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003).
4.5		Global Security dated November 18, 2003 representing $75,000,000 aggregate principal amount of 7.65% Senior Notes due 2013 (incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 10-K filed with the Commission on February 18, 2004).
4.6		Global Security dated May 13, 2005, representing $125,000,000 aggregate principal amount of 6.875% Senior Notes due 2015 (incorporated by reference to Exhibit 4.7 of the Registrant’s Quarterly Report on Form 10-Q filed on August 9, 2005).
4.7		Certificate of Designations setting forth the specific rights, preferences, limitations and other terms of the Series A Preferred Shares (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.8		Certificate of Designations setting forth the specific rights, preferences, limitations and other terms of the Series B Preferred Shares (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.9		Form of Stock Certificate evidencing the Series A Preferred Shares (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.10		Form of Stock Certificate evidencing the Series B Preferred Shares (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.11		Indenture dated as of February 22, 2006 between Odyssey Re Holdings Corp. and Wilmington Trust Company regarding the Floating Rate Senior Debentures, Series A (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2006).
4.12		Indenture dated as of February 22, 2006 between Odyssey Re Holdings Corp. and Wilmington Trust Company regarding the Floating Rate Senior Debentures, Series B (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2006).
5	.1**	Opinion of Donald L. Smith, Senior Vice President, General Counsel and Corporate Secretary of Odyssey Re Holdings Corp.

Exhibit No.	Description

10.1	Affiliate Guarantee by Odyssey America Reinsurance Corporation dated as of July 14, 2000 relating to Compagnie Transcontinentale de Réassurance (incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on March 26, 2001).
10.2	Blanket Assumption Endorsement Agreement between Ranger Insurance Company and Odyssey Reinsurance Corporation dated as of July 1, 1999 (incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on March 26, 2001).
10.3	Tax Allocation Agreement effective as of June 19, 2001 among Fairfax Inc., Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, and Hudson Insurance Company (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 6, 2002), Inter-Company Tax Allocation Agreement among TIG Holdings, Inc. and the subsidiary corporations party thereto and Agreement for the Allocation and Settlement of Consolidated Federal Income Tax Liability, as amended (each incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001) and Inter-Company Tax Allocation Agreement effective as of March 4, 2003 between Odyssey Re Holdings Corp. and Fairfax Inc. (incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-138340), filed with the Commission on October 31, 2006).
10.4	Employment Agreement dated as of September 14, 2005 between Andrew A. Barnard and Odyssey Re Holdings Corp. (incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed with the Commission on September 16, 2005).
10.5	Employment Agreement dated as of May 23, 2001 between Michael Wacek and Odyssey Re Holdings Corp (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.6	Employment Agreement dated as of August 24, 2006 between R. Scott Donovan and Odyssey Re Holdings Corp (incorporated herein by reference to the Registrant’s Current Report on Form 8-K, filed with the Commission on August 25, 2006).
10.7	Third Amended and Modified Office Lease Agreement in relation to 300 First Stamford Place, Stamford, Connecticut and guarantee of Odyssey Re Holdings Corp. executed in connection therewith (incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2004) which amends the Lease Agreement between TIG Insurance Company and First Stamford Place Company, as amended (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.8	Registration Rights Agreement dated as of June 19, 2001 among Odyssey Re Holdings Corp., TIG Insurance Company and ORH Holdings Inc. (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 6, 2002).
10.9	Investment Agreement dated as of January 1, 2002 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Odyssey America Reinsurance Corporation (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 4, 2003).
10.10	Investment Agreement dated as of January 1, 2003 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Clearwater Insurance Company (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2006).
10.11	Investment Agreement dated as of January 1, 2003 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Hudson Insurance Company (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2006).

Exhibit No.	Description

10.12	Investment Agreement dated as of January 1, 2003 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Newline Underwriting Management Ltd (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2006).
10.13	Stop Loss Agreement dated December 31, 1995 among Skandia America Reinsurance Corporation and Skandia Insurance Company Ltd., as amended (incorporated herein by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
10.14	Indemnification Agreements between Odyssey Re Holdings Corp. and each of its directors and officers dated as of March 21, 2001 (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 6, 2002).
10.15	Indemnification Agreement in favor of Odyssey Reinsurance Corporation and Hudson Insurance Company from Fairfax Financial Holdings Limited dated as of March 22, 2001 (incorporated herein by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
10.16	Indemnification Agreement in favor of Odyssey Reinsurance Corporation from Fairfax Financial Holdings Limited dated as of March 20, 2001 (incorporated herein by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
10.17	Odyssey America Reinsurance Corporation Restated Employees Retirement Plan, as amended (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.18	Odyssey America Reinsurance Corporation Profit Sharing Plan, as amended (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.19	Odyssey Re Holdings Corp. Restricted Share Plan (incorporated herein by reference to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).
10.20	Odyssey Re Holdings Corp. Stock Option Plan (incorporated herein by reference to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).
10.21	Odyssey Re Holdings Corp. Long-Term Incentive Plan (incorporated herein by reference to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).
10.22	Odyssey Re Holdings Corp. Employee Share Purchase Plan (incorporated herein by reference to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).
10.23	Odyssey America Reinsurance Corporation 401(k) Excess Plan, as amended (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.24	Odyssey America Reinsurance Corporation Restated Supplemental Retirement Plan, as amended (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.25	Exchange Agreement among TIG Insurance Company, ORH Holdings Inc. and Odyssey Re Holdings Corp dated as of June 19, 2001 (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 6, 2002).
10.26	Tax Services Agreement between Fairfax Inc., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation and Hudson Insurance Company dated as of May 10, 2001 (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).

Exhibit No.		Description

10.27		Tax Services Agreement between Fairfax Inc. and Odyssey Re Holdings Corp. dated as of May 10, 2001 (incorporated herein by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.28		Note Purchase Agreement dated as of November 15, 2001 among Odyssey Re Holdings Corp. and the purchasers listed in Schedule A attached thereto, including the form of Notes issued in connection therewith (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 6, 2002).
10.29		Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (incorporated herein by reference to Appendix A of the Registrant’s definitive proxy statement filed on March 21, 2002).
10.30		Credit Agreement dated as of September 23, 2005 among Odyssey Re Holdings Corp., Wachovia Bank, National Association, and the other parties thereto, and the promissory notes executed in connection therewith (incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2005).
10.31		Commutation and Release Agreement effective as of September 29, 2006 between Clearwater Insurance Company and nSpire Re Limited (incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-138340), filed with the Commission on October 31, 2006).
21.1		List of subsidiaries (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2006).
23	.1*	Consent of PricewaterhouseCoopers LLP.
23	.2**	Consent of Donald L. Smith (included in Exhibit 5.1).
24	.1**	Power of Attorney.
24	.2*	Power of Attorney (included in the signature page of this Amendment No. 1 to the Registration Statement).

*	Filed herewith.

**	Previously filed.